United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of April 2023

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

1.	Notice to the Market dated March 17, 2023 - Cemig starts a process to sell 15 SHPs/HGPs.
2.	Earnings Release for quarter ended on December 31, 2022.
3.	Notice to the Market - Cemig 4Q 2022 Results – Presentation.
4.	Notice to Shareholders dated March 22, 2023 - Interest on Capital.
5.	Material Announcement dated March 27, 2023 – Cemig discloses investment projections for the 2023 – 2027 period.
6.	Material Announcement dated February 17, 2023 - Cemig informs ANEEL its interest in extending the concession of the Sá Carvalho UHE.

2

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: April 4, 2023

4

1.	Notice to the Market dated March 17, 2023 - CEMIG starts a process to sell 15 SHPs/HGPs.

5

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG starts a process to sell 15 SHPs/HGPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly held company and the wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that it published today a notice for a bidding process aiming at the sale of 15 water generation SHPs/HGPs, 12 of which owned by Cemig GT and three by Horizontes Energia S.A., a wholly-owned subsidiary of Cemig GT. The minimum value for the single batch of assets is R$48.2 million, and the bidding process is expected to occur on August 10, 2023.

The aforementioned sale aims at complying with the guidelines of CEMIG’s strategic planning that recommends the optimization of the asset portfolio to improve operational efficiency and capital allocation.

Further information is available on CEMIG’s purchase portal, process 500-Y17124, at compras.cemig.com.br, “Bidding Processes Panel” – “Coming due”.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, according to the applicable regulation, and in compliance with the restrictions set out in CVM rules and other applicable laws.

Belo Horizonte/MG - March 17, 2023.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

6

2.	Earnings Release for quarter ended on December 31, 2022.

7

CMIG3 NÍVEL 1
CMIG4 NÍVEL 1
CIG NYSE
CIG.C NYSE
LATIBEX XCMIG
IBRX100 B3
IEE B3
ISE B3
ICO2 B3
CEMIG

4Q22 RESULTS

Conference call and 28th Cemig Investor's Meeting

March 27 (Monday),
10 a.m. to 5:30 p.m. (Brasília time)
Link to CEMIG WEBCAST

8

2022 Highlights

Focus on investments in Minas Gerais

Distribution:

- **Significant milestone: 9 million clients**
- **Highest annual investments in our history (approx. R$ 3 billion)**
- **45 new substations inaugurated:** in the whole of the previous 8 years (2014–2021) we had inaugurated 46.
- More than 800,000 meters replaced

Transmission:

- **We won construction of the transmission line** in Minas Gerais at Aneel's December Auction – R$ 200 million investment.
- We invested more than **R$ 300 million in strengthening and enhancement of our transmission network.**

Generation:

We completed **expansion** of generation capacity at the *Poço Fundo* Small Hydro Plant – **from 9 to 30 MW,** and announced important investments in **centralized and distributed solar generation.**

Non-core divestment:

We completed the sale of our stakes in **Renova** and **Ativas Data Center,** and reported the contract for sale of **Axxiom** (to be concluded soon), and entire 7.53% stake in Santo Antônio in March 2023.

Regulatory compliance:

Cemig D continued to keep **Ebitda, Opex,** and the outage duration and frequency indices **DEC/FEC and energy losses** within the regulatory parameters – **for the 2nd year running.**

RESULTS:

- **2022 Adjusted profit: R$ 4.2 billion (up 30.6% YoY)**
- **2002 Adjusted Ebitda: R$ 6.9 billion (up 16.8% YoY).**
- **Trading Ebitda: >R$ 900 mn, in the year.**

- **2022 dividend yield** (incl. 2022 corporate action): **12.2% ***
- **Market valuation: R$ 28.2 bn** – record – at year-end .

Efficient management of liabilities:

- **Post-retirement: new health plan with adhesion reached, in a first moment, of approximately 1/3 of the employees**
- **U$244 million buyback of Eurobonds, reducing FX exposure.**
- **R$ 2 bn in debenture issues:** (R$ 1 bn each in **GT** and **D)**
  - better maturities distribution
  - maintaining credit rating – best in our history
  - keeping leverage low: Net debt/Ebitda ≅ 1x.

ESG: Intensified actions on sustainability:

- **Adherence to UN's global *Ambition Net Zero* movement**
- **In Dow Jones Sustainability Index for 23rd year running**
- **Ranked top Brazilian company in CARBON CLEAN200 and in the MSCI.**

* *Source: Economática.*

Earnings Release – 4Q22

Classificação: Público

2

9

4Q22 Headlines

Higher results, from efficient operational management:
> within regulatory parameters
> diversified portfolio of businesses
> higher volume of energy traded (with higher margin)
> stronger equity income

4Q Ebitda	**R$ 1.96 billion**	– up 18.6% YoY
Adjusted Ebitda	R$ 1.65 billion	– up 10.7% YoY
4Q Net profit	**R$ 1.40 billion**	– up 46.0%
Adjusted net profit	R$ 1.20 billion	– up 21.3% YoY.

Gasmig: Ebitda up 50% YoY

Higher **equity income***: R$ 74mn gain, vs. R$ 257m loss in 4Q21.
(4Q21 had negative item of R$ 204 million in *Santo Antônio*, from an adverse arbitration decision.)

Disposal: Ativas Data Center – gain of R$ 44.8 million

Voluntary severance program – 155 people joined – cost R$ 29 million.

Cemig GT:

GT 4Q Ebitda:	**R$ 700 million**	
Adjusted Ebitda:	R$ 642 million	– up 38.2% YoY

– even with lower volume of energy sold, due to transfer of some trading contracts to Cemig H.

Eurobond buyback (US$244 mn) **reduced FX exposure.**
(Premium of R$ 47 mn on purchase posted in Financial expenses.)

Provisions in GT: R$ 30 million net reversal:
R$ 37 mn reversed client receivable dispute;
R$ 7 mn provision for Itaocara power plant.

Cemig D:

D 4Q Ebitda:	**R$ 798 million**	**– down 19.2% YoY**
Adjusted Ebitda:	R$ 597 million	– down 12.2% YoY

Total **energy distributed in 4Q:** – up 1.4% YoY

More than R$ 1 billion invested in the quarter.

Main factors affecting Cemig D in 4Q:
- Net R$ 204 million gain in Surplus Sales Mechanism (MVE).
  (4Q21 had R$ 309mn gain reversal of post-retirement obligations).
- Contingency provisions higher in 4Q22 at R$$ 87 million (led by employment-law, tax cases) vs. R$ 23mn in 4Q21.
- R$ 58.7mn loss posted for de-activation and disposal of assets – approximately equal to sum of the first 3 quarters of the year.
- Expense on outsourced services up 27.8% YoY
  (main factors: preventive maintenance, communication, IT)
- R $17 million on Voluntary Retirement Program

(Other items that affected the prior-year result – **4Q21**)
- Adaptation of post-retirement life insurance:
  – produced Ebitda **gain of R$ 450 mn** in Ebitda;
- Loss on investment in *Itaocara* hydroelectric plant
  – resulted in recognition of an **expense of R$ 40 mn.**

Earnings Release – 4Q22
Classificação: Público
3

10

Contents

Consolidated results – 4Q22 6
Cemig's consolidated power market 9
Performance by company 10
Cemig D 10
Billed electricity market 10
Client base 11
Performance by sector 12
The annual tariff adjustment 12
Quality indicators – DEC and FEC 13
Combating default 13
Energy losses 14
Cemig GT and the holding company 15
Electricity market 15
Gasmig 16
Financial results 17
Consolidated operational revenue 17
Operational costs and expenses 21
CONSOLIDATED EBITDA (IFRS and Adjusted) 25
Ebitda of Cemig D 27
Cemig GT – Ebitda 28

Earnings Release – 4Q22

Classificação: Público

4

11

Finance income and expenses 29
Net profit 30
Proposal for allocation of Net profit 31
Investments 32
Debt 33
Covenants – Eurobonds 35
Cemig's long-term ratings 37
ESG - Report on performance 38
Performance of our shares 40
Cemig's power plants 41
RAP – (Permitted Annual Revenue – transmission) – July 2022-June 2023 cycle 43
Transmission Regulatory Revenue - 2022 44
Complementary information 45
Cemig D 45
Cemig GT 47
Cemig, Consolidated 49
Tables of adjustments 58
Disclaimer 60

Earnings Release – 4Q22

Classificação: Público

5

12

Consolidated results – 4Q22

	4Q22	4Q21	Change, %
Ebitda by company (R$ million)			
Cemig D (IFRS)	798	988	–19.2%
Cemig D, Adjusted	597	680	–12.2%
Cemig GT (IFRS)	700	298	134.9%
Cemig GT, Adjusted	642	464	38.4%
Gasmig (IFRS)	272	175	55.4%
Consolidated (IFRS)	1,961	1,654	18.6%
Consolidated – Adjusted	1,658	1,492	11.1%

Classificação: Público

13

PROFIT AND LOSS ACCOUNTS: 4Q22 and 4Q21

	4Q22	4Q21	Change, %
CONSOLIDATED PROFIT AND LOSS ACCOUNT			
NET REVENUE	**9,753**	**9,657**	**1.0%**
OPERATIONAL COSTS AND EXPENSES	**8,213**	**8,033**	**2.2%**
People	368	328	12.2%
Employee profit shares	-15	30	-
Post-retirement obligations	157	-310	-
Materials	61	24	155.3%
Outsourced services	524	408	28.2%
Electricity bought for resale	3,939	4,382	-10.1%
Depreciation and amortization	313	285	8.2%
Operating provisions / adjustments	186	205	-9.3%
Charges for use of the national grid	654	1,235	-47.1%
Gas purchased for resale	697	583	19.5%
Transmission infrastructure construction cost	1,139	698	63.2%
Other operating costs and expenses, net	191	165	17.1%
Periodic tariff review, net	**0**	**-2**	**-**
Gain from the sale of non-current asset held for sale	**45**	**0**	**-**
Result of business combination	**-3**	**4**	**-**
Share of profit (loss) in non-consolidated investees	**74**	**-257**	**-**
Operational profit before	**1,656**	**1,369**	**21.0%**
Net financial income (expenses)	-70	-311	-77.5%
PRE-TAX PROFIT	**1,586**	**1,059**	**49.9%**
income tax and Social Contribution tax	-180	-96	88%
NET PROFIT (LOSS) FOR THE PERIOD	**1,407**	**963**	**46%**

Classificação: Público

14

Results by business segment

INFORMATION BY SEGMENT, 4Q22	Generation	Transmission	Trading	Distribution	Holding company	TOTAL	Inter-segment transactions	Reconciliation	TOTAL
NET REVENUE	**658**	**328**	**2,127**	**6,073**	**1,018**	**10,203**	**-310**	**-140**	**9,753**
COST OF ELECTRICITY AND GAS	-98	0	-1,769	-3,157	-698	-5,721	310	122	-5,290
OPERATIONAL COSTS AND EXPENSES	**-233**	**-183**	**3**	**-2,312**	**-216**	**-2,941**	**0**	**18**	**-2,923**
Personnel	-47	-39	7	-248	-41	-368	0	0	-368
Profit shares	-2	1	-3	22	-2	15	0	0	15
Post-retirement obligations	-17	-10	-2	-106	-22	-157	0	0	-157
Materials, Outsourced services and Others	-74	-40	-4	-583	-130	-831	0	18	-813
Depreciation and amortization	-82	0	-0	-196	-35	-313	0	0	-313
Operating provisions / adjustments	-11	-2	7	-172	30	-149	0	0	-149
Infrastructure construction costs	0	-93	0	-1,030	-16	-1,139	0	0	-1,139
Share of profit (loss) in non-consolidated investees	-1	0	0	0	75	74	0	0	74
Gain on sale of an equity interest	0	0	0	0	45	45	0	0	45
Result of business combination	0	0	0	0	-3	-3	0	0	-3
PRE-TAX PROFIT	**325**	**144**	**361**	**604**	**221**	**1,656**	**0**	**0**	**1,656**
finance income (expenses) and taxes	-25	-17	12	11	-52	-70	0	0	-70
Net finance income(expenses)	**300**	**128**	**373**	**615**	**170**	**1,587**	**0**	**0**	**1,587**
Income tax and Social Contribution tax	-41	-51	-122	-155	190	-180	0	0	-180
NET PROFIT FOR THE PERIOD	**259**	**77**	**251**	**461**	**359**	**1,407**	**0**	**0**	**1,407**

Classificação: Público
8

15

Cemig's consolidated power market

9 million clients – milestone

In December 2022 the **Cemig Group** for the first time invoiced **more than 9 million clients** – adding approximately 150,000 clients, or 1.7%, to its consumer base since December 2021.

Of the total, **9,036,435** are final consumers (and/or represent Cemig's own consumption); and **555** are other agents in the Brazilian electricity sector.

This chart compares 4Q sales to final consumers in 2022 and 2021:

1.7%

Growth in client base from December 2021 – now a record with more than 9 million clients

Sales by segment, %

4Q22
25%
41%
20%
7%
7%
4Q21
25%
39%
20%
8%
8%
Residential
Industrial
Commercial and services
Rural
Other

Classificação: Público
9

16

Performance by company

Cemig D

Billed electricity market

	4Q22	4Q21	Change, %
Captive clients + Free Clients (MWh)			
Residential	2,900,688	2,786,752	4.1%
Industrial	5,593,070	5,579,719	0.2%
Captive market	369,456	413,950	-10.7%
Transport	5,223,614	5,165,769	1.1%
Commercial, services and Others	1,639,951	1,496,114	9.6%
Captive market	1,158,178	1,065,677	8.7%
Transport	481,773	430,437	11.9%
Rural	765,530	893,790	-14.4%
Captive market	755,463	881,460	-14.3%
Transport	10,067	12,330	-18.4%
Public services	869,272	858,174	1.3%
Captive market	855,638	857,155	-0.2%
Transport	13,634	1,019	1238.0%
Concession holders	74,488	67,199	10.8%
Transport	74,488	67,199	10.8%
Own consumption	7,470	8,407	-11.1%
Total	11,850,469	11,690,155	1.4%
Total, captive market	6,046,893	6,013,401	0.6%
Total, transported energy free clients	5,803,576	5,676,754	2.2%

Electricity billed to captive clients and transported for Free Clients and distributors totaled 11,850 GWh, or 1.4% more than in 4Q21 – mainly reflecting an increase of 113.9 GWh in consumption by **residential** clients: also, their total number increased by 2.8% YoY.

The growth in the **commercial** category and a lower number of **rural** clients (combined effect 0.7%) was due to the migration of clients in the rural and public services categories to commercial, in compliance with the review of client registries ordered by Aneel Normative Resolution 901/2020.

The growth of 1.4% in total energy distributed comprises: consumption by the captive market 0.6% (33.5 GWh) higher, and an increase of 2.2% (+126.8 GWh) in use of the network by Free Clients.

Energy distributed, by segment

4Q22
6%
9%
24%
14%
47%
4Q21
8%
7%
24%
13%
48%
Residential
Industrial
Commercial and services
Rural
Other

Classificação: Público

17

Sources and uses of electricity – MWh

	4Q22	4Q21	Change, %
Metered market – MWh			
Transported for distributors	70,485	87,098	-19.1%
Transported for Free Clients	5,640,258	5,555,667	1.5%
Own load + Distributed generation (1)	8,225,243	7,954,440	3.4%
Consumption by captive market	5,867,664	5,909,200	-0.7%
Distributed generation market	893,500	560,400	59.4%
Losses in distribution network	1,464,079	1,484,840	-1.4%
Total volume carried	13,935,986	13,597,205	2.5%

Client base

In December 2022 Cemig D billed **9.03 million** consumers, or 1.7% more than in December 2021.

Of these, 2,570 were Free Clients using the distribution network of Cemig D.

	4Q22	4Q21	Change, %
NUMBER OF CAPTIVE CLIENTS			
Residential	7,501,704	7,297,174	2.8%
Industrial	29,201	29,580	−1.3%
Commercial, services and Others	948,615	793,708	19.5%
Rural	462,142	673,008	−31.3%
Public authorities	69,302	67,584	2.5%
Public lighting	7,194	6,831	5.3%
Public services	13,586	13,678	−0.7%
Own consumption	769	730	5.3%
	9,032,513	8,882,293	1.7%
NUMBER OF FREE CLIENTS			
Industrial	1,079	965	11.8%
Commercial	1,462	1,263	15.8%
Rural	14	23	−39.1%
Concession holders	3	3	0.0%
Other	12	6	100.0%
	2,570	2,260	13.7%
Total, captive market + Free Clients	9,035,083	8,884,553	1.7%

Classificação: Público
11

18

Performance by sector

Industrial: Energy distributed to industrial clients was 47.2% of Cemig D's total distribution. The greater part was energy transported for industrial Free Clients (44.1%) – 1.1% higher in volume than in 4Q21. Volume of energy billed to captive clients was 3.1% of the total distributed, and 10.7% less than in 4Q21 – mainly due to migration of clients to the Free Market.

Residential: Residential consumption was 24.5% of total energy distributed by Cemig D, and 4.1% higher than in 4Q21. Average monthly consumption per consumer in the quarter was approximately 1.3% higher in 4Q22, and the number of clients was 2.8% higher in 4Q22 than in 4Q21.

Commercial and services: Volume distributed to these clients was 13.8% of the total distributed by Cemig D in 4Q22, and by volume 9.6% more than in 4Q21. The main factor in this difference was the increase – of 155,100 – in the number of clients, due to reclassification of clients in the *Rural* and *Public services* categories to the *Commercial* category, in compliance with the review of client registries ordered by Aneel Normative Resolution 901/2020.

Rural: This client category consumed 6.5% of the total energy distributed in 4Q22, by volume 14.4% less than in 4Q21, as a result of the number of consumers in the category being 31.3% (210,800) lower. This was because of reclassification to other categories as required by Aneel Normative Resolution 901/2020.

Public services: The volume distributed to this category was 1.3% higher, mainly due to an increase of 2.3% increase in the number of consumer units.

The annual tariff adjustment

The tariffs of **Cemig D** are adjusted in May of each year; and every five years there is the Periodic Tariff Review, also in May.

The aim of the tariff adjustment is to pass on changes in non-manageable costs in full to the client, and to provide inflation adjustment for the manageable costs that are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the 'X Factor', intended to capture improvement in productivity, under a system using the price-cap regulatory model.

On June 22, 2022, after an extension of the previous tariffs by 25 days, Aneel ratified the result of Cemig D's annual tariff adjustment, in effect until May 27, 2023, in which the average effect perceived by consumers was an increase of 8.80%. For residential consumers served at low voltage, the average increase was 5.22%. The difference in revenues arising from the postponement of the increase will be adjusted by the Selic basic interest rate, and compensated for in the tariff adjustment event of 2023. An amount of R$ 2.81 billion was included in the 2022 tariff adjustment process, referring to the reimbursement of PIS, Pasep and Cofins taxes, representing a negative variation in the tariff of 15.20%.

Average effects of the tariff adjustment	
High Voltage	14.31%
Low voltage	6.23%
Average effect	**8.80%**

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20t%C3%A9cnica_Cemig_2022.pdf

Classificação: Público

19

Quality indicators – DEC and FEC

The DEC indicator of average outage time per consumer (*Duração Equivalente de Interrupções por Consumidor*) was 9.48 hours in the 12-month window to December 2022, very close to the figure for 2021 – in which this was Cemig's best-ever result for this indicator. Our continuous improvement in these indicators in recent years illustrates our commitment to provision of quality service to clients.

10.63
10.51
10.31
10.08
9.98
10.58
10.61
9.71
9.46
9.48
2018
2019
2020
2021
2022
Annual limit
DEC

7.29
7.24
6.98
6.56
6.43
5.24
5.05
5.07
4.60
4.58*
2018
2019
2020
2021
2022
Annual limit
FEC

(*) Over 12 months – moving window (Jan. – Dec. 2022).

Combating default

In 2022 Cemig has maintained the same high level of collection actions as in 2021, and intensified their application, achieving an increase of 20.1% in collections, with improved efficiency in combating default.
A good reflection of this is the Receivables Collection Index ('ARFA'), of Collection/Billing, which was a record 99.68% in 2022.

We highlight the following activities in combating default:

- Billing collected for irregular consumption generated revenue of R$ 104mn (29% more than in 2021).
- New payment channels, and online negotiation, made available in recent quarters, have contributed to an increase in collection via digital channels (PIX instant payments, automatic debits, payments by card and app, etc.) to approximately 56.50% of the total collected. This compares with 50.28% in 2021, and less than 35% in 2020. Payments by PIX, for example, were 12.8% of the total collected. Change in the collection mix reduced cost by 10.5%.
- Cemig now accepts payment of overdue electricity bills by credit card – transferring the risk of receipt to the card operator.

Receivables Collection ('ARFA') Index
(Collection/Billing) % – 12-month moving average

96.67
96.78
98.66
99.68
2019
2020
2021
2022

CEMIG

Classificação: Público

20

Energy losses

Energy losses were compliant with the regulatory level in the 12 months, at 11.21% (the regulatory level is 11.23%). Approximately 295 GWh relating to fraudulent use of supply has been billed in the last 12 months.

Among actions to combat losses: (i) We made 401,000 client inspections; (ii) 612,000 obsolete meters were replaced; (iii) 235,000 conventional meters were replaced by smart meters; and (iv) 4,300 clandestine connections were regularized. Inspections with positive results increased from 38% in 2021 to 48% – another highlight of the year.

Energy losses, in GWh – with percentages
6,613
6,549
6,135
6,172
12.71
12.57
11.23
11.11
11.51
11.43
11.28
11.23
2019
2020
2021
2022
Total volume (GWh)
Total losses, %
Regulatory losses, %

Total energy losses, in %, and their components
12.71
12.57
11.23
11.11
8.77
8.77
8.77
8.77
3.94
3.80
2.46
2.34
2019
2020
2021
2022
Total losses, %
Non-technical losses, %
Technical losses, %

Regulatory limits for losses
(and their components) – in %
11.51
11.43
11.28
11.23
8.77
8.77
8.77
8.77
2.74
2.66
2.51
2.45
2019
2020
2021
2022
Regulatory losses, %
Non-technical losses, %
Technical losses, %

Classificação: Público
14

21

Cemig GT and the holding company

Electricity market

The aggregate volume of electricity sold by **Cemig GT** and the Cemig holding company ('**Cemig H**'), excluding sales on the wholesale trading exchange (CCEE), was 18.0% higher than in 4Q21. **Cemig GT** sold 7.18 million MWh (including quota sales) in 4Q22, 7.2% less than in 3Q21. The reduction in Cemig GT reflects the transfer of sales contracts totaling 2.94 million MWh (excluding CCEE transactions) to Cemig H. These especially include contracts for sales to traders, accounting for the reduction of 8.9% in that category.

Cemig H posted sales of 2.94 million MWh in 4Q22. Migration of contracts from Cemig GT to the holding company began in 3Q21 (in that quarter the only revenue posted was from settlements in the CCEE), and has been gradually growing since then.

	4Q22	4Q21	Change, %
Cemig GT – MWh			
Free Clients	4,401,257	4,888,066	–10.0%
Industrial	3,390,343	3,756,646	–9.8%
Commercial	1,007,409	1,126,561	–10.6%
Rural	3,505	4,859	–27.9%
Free Market – Free contracts	1,554,760	1,706,699	–8.9%
Wholesale – Quotas and cooperatives	677,196	582,198	16.3%
Regulated Market	515,698	532,267	–3.1%
Regulated Market – Cemig D	33,929	33,321	1.8%
Total, Cemig GT	**7,182,839**	**7,742,551**	**–7.2%**
Cemig H – MWh			
Free Clients	1,051,893	93,806	1,021.3%
Industrial	954,015	67,315	1317.2%
Commercial	92,859	25,422	265.3%
Rural	5,019	1,069	369.5%
Free Market – Free contracts	1,887,165	740,834	154.7%
Total Cemig H	**2,939,058**	**834,640**	**252.1%**
Cemig GT + H	10,121,897	8,577,191	18.0%

18.0%

– the year-on-year increase in the sum of energy sold by Cemig GT and under the sales contracts transferred to the holding company in 4Q22.

Classificação: Público

22

Gasmig

Gasmig is the exclusive distributor of **piped natural gas** for the whole of the state of Minas Gerais. It serves industrial, commercial and residential users, consumers of compressed natural gas, users of natural-gas-powered vehicles, and thermoelectric generation plants burning gas as fuel. Its concession expires in January 2053. Cemig owns 99.57% of its shares.

Gasmig's *Tariff Review* process was completed in April 2022. The result was an average reduction of 10.05% in tariffs. Important aspects include:

- The WACC used (real, after taxes) was reduced from 10.02% to 8.71% p.a.
- Regulatory Ebitda for 2022 was approximately R$ 620mn.
- Significant increase in the Net Remuneration Base, to R$ 3.48 billion.
- The regulator recognized the cost of PMSO in full.

Market (thousand m³/day)	2018	2019	2020	2021	2022	2021–2022
Residential	17.73	21.28	25.52	29.69	31.21	5.1%
Commercial	39.37	47.7	49.14	56.24	63.34	12.6%
Industrial	2,400.41	2,085.32	2,007.45	2,398.47	2,422.69	1.0%
Other	155.14	148.44	116.32	129.55	149.17	15.1%
Total excluding thermoelectric generation	2,612.65	2,302.74	2,198.43	2,613.95	2,666.41	2.0%
Thermal generation	414.04	793.94	385.52	1,177.06	104.08	−91.2%
Total	3,026.69	3,096.69	2,583.95	3,791.01	2,770.50	−26.9%

In 4Q22 the volume of gas sold by Gasmig was 30.4% lower than in 4Q21 (21.2% lower including Free Market volume), due to lower dispatching of **thermoelectric generation** plants – which was almost zero in the quarter. Meanwhile, year-on-year, consumption by **commercial** users was up 9.7%, and **industrial** consumption was up 2.9% (11%, if Free Market volume is included).

In 2022, average daily volume was 26.9% lower than in 2021, the main factor being consumption by thermoelectric plants 91.2% lower YoY. Excluding the thermoelectric generation market, total sales volume was 2.0% higher (approximately 11% higher including the Free Market). Gasmig's **number of clients** increased by 15.9% in 2022, to **82,579**.

GASMIG

Classificação: Público

23

Financial results

Consolidated operational revenue

R$ '000	4Q22	4Q21	Change, %
Revenue from supply of electricity	6,903,998	8,089,472	-14.7%
Revenue from use of distribution systems (TUSD charge)	927,004	903,989	2.5%
CVA and *Other financial components* in tariff adjustments	221,133	237,144	-6.8%
Reimbursement, paid to consumers, of credits of PIS, Pasep and Cofins taxes	718,478	440,995	62.9%
Transmission operation and maintenance revenue	97,144	118,573	-18.1%
Transmission construction revenue	137,433	114,145	20.4%
Financial remuneration of transmission contractual assets	128,641	198,035	-35.0%
Generation indemnity revenue	22,245	0	-
Distribution construction revenue	1,045,850	615,894	69.8%
Adjustment to expected cash flow from the indemnifiable financial assets of distribution concession	10,968	15,792	-30.5%
Gain on financial updating of Concession Grant Fee	114,272	154,263	-25.9%
Settlement on CCEE	49,784	622,913	-92.0%
Transactions in the Surpluses Sales Mechanism (MVE)	121,819	226,647	-46.3%
Retail supply of gas	1,241,541	978,097	26.9%
Fine for continuity indicator shortfall	-29,168	-18,590	56.9%
Other operational revenues	498,799	652,396	-23.5%
Taxes and charges reported as deductions from revenue	-2,456,739	-3,693,037	-33.5%
Net operational revenue	9,753,202	9,656,728	1.0%

Classificação: Público

24

Revenue from supply of electricity

	4Q22			4Q21			Change, %	
	MWh (2)	R$ '000	Average price billed R$/MWh (1)	MWh (2)	R$ '000	Average price billed R$/MWh	MWh	R$ '000
Residential	2,900,688	2,213,634	763.14	2,786,752	2,985,871	1,071.45	4.1%	–25.9%
Industrial	4,713,814	1,529,219	324.41	4,237,910	1,405,874	331.74	11.2%	8.8%
Commercial, services and others	2,248,392	1,416,454	629.99	2,217,660	1,572,813	709.22	1.4%	–9.9%
Rural	774,041	477,177	616.48	886,318	637,893	719.71	–12.7%	–25.2%
Public authorities	226,419	160,136	707.26	203,075	177,605	874.58	11.5%	–9.8%
Public lighting	280,317	110,772	395.17	297,699	182,096	611.68	–5.8%	–39.2%
Public services	348,902	181,167	519.25	356,381	248,629	697.65	–2.1%	–27.1%
Subtotal	11,492,573	6,088,559	529.78	10,985,795	7,210,781	656.37	4.6%	–15.6%
Own consumption	7,470	–	–	8,407	–	–	–11.1%	–
Retail supply not yet invoiced, net	–	–300,852	–	–	50,431	–	–	–696.6%
	11,500,043	5,787,707	–	10,994,202	7,261,212	–	4.6%	–20.3%
Wholesale supply to other concession holders (3)	4,585,305	1,105,217	241.03	3,513,820	862,232	245.38	30.5%	28.2%
Wholesale supply not yet invoiced, net	–	11,074	–	–	–33,972	–	–	–132.6%
Total	16,085,348	6,903,998	447.43	14,508,022	8,089,472	556.77	10.9%	–14.7%

(1) The calculation of average price does not include revenue from supply not yet billed.
(2) Information in MWh has not been reviewed by external auditors.
(3) Includes Regulated Market Electricity Sale Contracts (CCEARs) and 'bilateral contracts' with other agents.

*“Volume of energy supplied was **10.9% higher** in 4Q22. Revenue from supply of electricity was lower due the reduction in the rate of ICMS tax and the basis for calculation of that tax.”*

Classificação: Público

25

Consolidated volume of energy sold (GWh): +10.9%

14,508
114
476
31
112
1,071
3
16,085
4Q21
Residential
Industrial
Commercial
Rural
Wholesale
Other
4Q22

Energy sold to final consumers

Gross revenue from sales to final consumers in 4Q22 was R$ 5,787.7 million, compared to R$ 7,261.2 million in 4Q21, a reduction of 20.3% YoY, in spite of volume being 4.6% higher. The lower figure is explained by the lower rate of ICMS tax, and the lower calculation base for that tax, due to application of Law 194 of 2022.

Wholesale

Revenue from wholesale supply in 4Q22 was R$ 1,116.3 million, compared to R$ 828.3 million in 4Q21. This 34.8% increase in volume is due to higher spot sales to traders in 4Q22, and new sales contracts with supply start dates as from January 2022.

> *Consolidated volume of energy sold in 4Q22 (excluding sales on the CCEE) was **10.9%** higher than in 4Q21, led by the commercial and industrial segments, and sales to Traders.*

Transmission

TRANSMISSION REVENUE (R$ '000)	4Q22	4Q21	Change, %
Operation and maintenance	97,144	118,573	−18.1%
Construction, upgrades and improvement of infrastructure	137,433	114,145	20.4%
Financial remuneration of transmission contractual assets	128,641	198,035	−35.0%
Total	363,218	430,753	−15.7%

Transmission revenue was 15.7% lower, due to the financial remuneration of the transmission contractual assets being 35.0% lower, due to the different IPCA inflation rate – the basis for the remuneration of the contract – which was +1.63% in 4Q22, compared to +2.96% (positive) in 4Q21.

Gas

REVENUE FROM SUPPLY OF GAS (R$ '000)	4Q22	4Q21	Change, %
Industrial	1,103,855	762,320	44.8%
Automotive	34,787	37,941	-8.3%
Commercial	27,603	19,470	41.8%
Residential	21,668	15,695	38.1%
Thermoelectric generation	37772	130,872	-71.1%
Other	15,857	11,798	34.4%
Total	1,241,541	978,097	26.9%

Total gross revenue from supply of gas in 4Q22 was R$ 1,241 million, compared to R$ 978 million in 4Q21. The increase results from passthroughs of the adjustments made in the last 12 months to the cost of gas acquired, and to the adjustment of the margin by the IGPM inflation index in 2022, while the total

Classificação: Público

26

volume of gas sold was 21.2% lower, as a result of the near-zero dispatching of the thermal electricity generation plants in the quarter.

Revenue from Use of the Distribution System – The TUSD charge

	4Q22	4Q21	Change, %
TUSD (R$ '000)			
Use of the Electricity Distribution Systems	927,004	903,989	2.5%

Revenue from the TUSD in 4Q22 – charged to Free Consumers on their distribution of energy – was 2.5% higher year-on-year. This mainly reflects the volume of energy transported for Free Clients being 2.2% higher.

	4Q22	4Q21	Change, %
POWER TRANSPORTED – MWh			
Industrial	5,223,614	5,165,769	1.1%
Commercial	481,773	430,437	11.9%
Rural	10,067	12,330	−18.4%
Public services	13,634	1,019	1,238.0%
Concession holders	74,488	67,199	10.8%
Total energy transported	5,803,576	5,676,754	2.2%

Classificação: Público

27

Operational costs and expenses

Operational costs and expenses in 4Q22 were R$ 8.21 billion, compared to R$ 8.03 billion in 4Q21, mainly due to: (i) post-employment expenses being R$ 467 million higher (due to the reversal of R$415 million in the provision for life insurance - post employment in 4Q21); and (ii) the cost of gas purchased for resale being 19.5% (R$ 114 million) higher than in 4Q21.

See more details on costs and expenses in the pages below.

CEMIG

R$ '000	4Q22	4Q21	Change, %
Electricity bought for resale	3.938.967	4.381.601	-10,1%
Charges for use of national grid	653.569	1.235.224	-47,1%
Gas purchased for resale	697.185	583.288	19,5%
Construction cost	1.138.606	697.551	63,2%
People	368.027	327.870	12,2%
Employees' and managers' profit shares	-15.325	29.786	-
Post-retirement obligations	157.317	-309.711	-150,8%
Materials	61.119	23.943	155,3%
Outsourced services	523.672	408.407	28,2%
Depreciation and amortization	312.548	282.545	10,6%
Operating provisions / adjustments	125.939	140.789	-10,5%
Loss on impairment	-37.182	-	-
Estimated loss on client default	60.125	64.393	-6,6%
Other operational costs and expenses	227.964	167.079	36,4%
Total	8.212.531	8.032.765	2,2%

Classificação: Público

28

Electricity purchased for resale

	4Q22	4Q21	Change, %
CONSOLIDATED (R$ '000)			
Electricity acquired in Free Market	1,616,366	1,320,836	22.4%
Acquired in Regulated Market auctions	970,126	1,991,196	–51.3%
Distributed generation	560,802	400,780	39.9%
Supply from *Itaipu Binacional*	414,692	498,541	–16.8%
Physical guarantee quota contracts	246,676	215,043	14.7%
Proinfa	143,574	114,138	25.8%
Individual ('bilateral') contracts	128,055	111,317	15.0%
Spot market	103,977	60,521	71.8%
Quotas for *Angra I* and *II* nuclear plants	89,298	61,144	46.0%
Credits of PIS, Pasep and Cofins taxes	–334,599	–391,915	–14.6%
	3,938,967	4,381,601	–10.1%

The following are the main factors in the expense on electricity bought for resale in 4Q22, at R$ 3.94 billion, being 10.1% (R$ 442.6 million) less than in 4Q21:

- Expenses on energy acquired in the regulated Market 51.3% (R$ 1.02 billion) lower than in 4Q21. This is mainly due to lower availability dispatching of the thermal plants, and lower acquisition of energy through the Surplus and Deficits Offsetting Mechanism (MSCD).
- The expense on energy bought from Itaipu was 16.8% lower, due to reduction of its price from U$28.07/kW to U$24.73/kW.
- Costs of energy acquired in the Free Market were 22.4% (R$ 295.5 million) higher than in 4Q21 – mainly due to the higher volume of energy purchased for resale to Free Clients.
- Expenses on Distributed Generation were 39.9% higher, arising from the increase in the number of distributed generation plants installed, and the higher quantity of energy injected into the grid (893 GWh in 4Q22, vs. 560 GWh in 4Q21).
- Cost of physical guarantee quota contracts was 14.7% higher, due to the annual increase in the Annual Generation Revenues (RAG – *Receita Anual de Geração*) of the plants operating under the quota regime, which is set by a Resolution, always in July.

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

	4Q22	4Q21	Change, %
Cemig D (R$ '000)			
Supply acquired in auctions on the Regulated Market	984,775	2,000,417	–50.8%
Distributed generation	560,800	400,779	39.9%
Supply from *Itaipu Binacional*	414,692	498,540	–16.8%
Physical guarantee quota contracts	259,599	226,464	14.6%
Proinfa	143,574	114,137	25.8%
Individual ('bilateral') contracts	128,055	111,317	15.0%
Quotas for *Angra I* and *II* nuclear plants	89,298	61,144	46.0%
Spot market – CCEE	77,296	52,019	48.6%
Credits of PIS, Pasep and Cofins taxes	-183,053	–271,164	–32.5%
	2,475,036	3,193,653	–22.5%

Classificação: Público

29

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 4Q22 totaled R$ 653.6 million, 47.1% lower than in 4Q21. The lower figure is mainly due to the almost complete elimination of costs on the System Services Charge – which was higher in 4Q21 – due to the lower level of dispatching of plants outside the merit order. This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 4Q22 was R$ 697.2 million, or 19.5% higher than in 4Q21. This reflects the increases in the price of gas over the 12-month period.

Outsourced services

Total expenses on outsourced services were 28.2% higher than in 4Q21, the main factors being: (i) expenses on maintenance and conservation of facilities and equipment R$ 39.1 million (26.9%) higher; (ii) expenses on Information Technology R$ 19.8 million higher;.

Estimated loss on client default

The expense provisioned for estimated default from clients in 4Q22 was R$ 60.1 million, compared with new provisions totaling R$ 64.3 million in 4Q21.

Operational provisions

Operational provisions in 4Q22 were R$ 125 million, compared to R$ 140 million in 4Q21 – the main factors being:

- A provision of R$ 18.4 million for the SAAG put option in 4Q22, compared to R$ 63.8 million in 4Q21.
- Estimated losses on other receivables of R$4.7 million in 4Q22 and R$31.7 million in 4Q21.
- Higher volume of labor provisions, R$54.2 million in 4Q22 and R$1.0 million in 4Q21.

Post-retirement obligations

Post-employment obligations resulted in an expense of R$ 157.3 million in 4Q22, which compares with a reversal of R$ 309.7 million, due to the reversal of R$415 million in the provision for life insurance - post employment in 4Q21, after approval of changes in the Collective Work Agreement.

Classificação: Público

30

People

The expense on personnel in 4Q22 was R$ 368.0 million, 12.2% more than in 4Q21, mainly reflecting the expense of R$ 29.1 million on the Programmed Voluntary Retirement Program (PDVP) recognized in 4Q22, and the salary increase (6,46%) for the workforce in 4Q22:

Total personnel costs
(in R$ million, excluding voluntary severance plans)

335
307
308
262
328
304
322
310
339
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22

Number of employees – by company

187
1,366
4,530
6,083
86
1,307
4,203
5,596
63
1,236
3,955
5,254
55
1,209
3,761
5,025
54
1,205
3,794
5,053
55
1,199
3,770
5,024
51
1,195
3,789
5,035
51
1,181
3,737
4,969
4Q18
4Q19
4Q20
4Q21
1Q22
2Q22
3Q22
4Q22
H
GT
D
Total

Classificação: Público

31

CONSOLIDATED EBITDA (IFRS and Adjusted)

EBITDA	4Q22	4Q21	Change, %
CONSOLIDATED EBITDA – R$ million			
Profit (loss) for the period	1,407	962	46.3%
Income tax and Social Contribution tax	180	96	87.3%
Finance income (expenses)	70	311	-77.4%
Depreciation and amortization	312	285	9.5%
= Ebitda as per CVM Instruction 156 (1)	1.969	1654	19.1%
Non-recurring and non-cash effects			
Gain on disposal of Ativas	-44	-	-
Adjustment for impairment of investments (Santo Antônio)	-	204	-
Write-down of post-retirement life insurance obligation	-	-415	-
Write-offs and impairments	-	51	-
Net gain in the Surplus Sales Mechanism (MVE)	-204	-	-
Impairments (reversals)	-30		-
Gain from agreement between FIP Melbourne and AGPar	-28	-	-
Other adjustments	-5	-2	-
Adjusted Ebitda	1,658	1,492	11.1%

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net financial revenue (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax.
Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts the Ebitda calculated in accordance with CVM Instruction 156/2022, to exclude items which, by their nature, do not contribute to information on the potential for gross cash flow generation because they are extraordinary items.

Classificação: Público

32

CONSOLIDATED EBITDA - 2022

EBITDA 2022 - R$ million	Generation	Transmission	Trading	Distribution	Holding and Others	Total
Profit (loss) for the period	888	350	684	443	1,729	4,094
Income tax and Social Contribution tax	307	174	314	-67	-702	26
Finance income (expenses)	150	96	-34	1,115	240	1,567
Depreciation and amortization	328	-	-	738	116	1,182
= Ebitda as per CVM Instruction 156	1,673	620	964	2,229	1,383	6,869
Adjusted EBITDA	1,830	606	961	2,635	896	6,928

CONSOLIDATED EBITDA - 2021

EBITDA 2021 - R$ million	Generation	Transmission	Trading	Distribution	Holding and Others	Total
Profit (loss) for the period	1,395	421	433	1,701	-197	3,753
Income tax and Social Contribution tax	409	78	224	655	-421	945
Finance income (expenses)	758	395	-15	8	1,107	2,253
Depreciation and amortization	255	3	1	683	107	1,049
= Ebitda as per CVM Instruction 156 (1)	2,817	897	643	3,047	596	8,000
Adjusted EBITDA	1,747	646	488	2,649	403	5,933

Tables of adjustments

Classificação: Público

33

Cemig D - EBITDA

	4Q22	4Q21	Change, %
Cemig D Ebitda – R$ '000			
Net profit for the period	461	561	−17.8%
Income tax and Social Contribution tax	154	224	−31.2%
Net financial revenue (expenses)	−12	21	−155.5%
Amortization	195	182	7.4%
= EBITDA (1)	799	988	−19.2%
Write-down of life insurance obligation	–	−309	–
Tax provisions – indemnity of *Anuênio*	2	–	–
Net gain in the Surplus Sales Mechanism (MVE)	-204	–	–
= Adjusted Ebitda (2)	596	679	−12.2%

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information as per CVM Circular SNC/SEP 1/2007 and CVM Instruction 156 of June 23, 2022. It comprises: Net profit, adjusted by the effects of (i) net Financial revenue (expenses); (ii) Depreciation and amortization; and (iii) Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts the Ebitda calculated in accordance with CVM Instruction 156/2022, to exclude items which, by their nature, do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items.

For Cemig D in 4Q22, Ebitda was R$ 799 million, and adjusted Ebitda was R$ 596 million, 12.2% lower than in 4Q21. The main effects on Ebitda in the quarter were:

- Total volume of energy distributed 1.4% higher year-on-year (comprising distribution to the captive market 0.6% higher, and distribution to the Free Market 2.2% higher).
- Higher provision for contingencies, of R$ 87 million in 4Q22, most significantly comprising employment-law and tax provisions, compared to a total of R$ 23 million in 4Q21.
- Net gain on the MVE (Surpluses Sales Mechanism) of R$ 204 million, recognized as from approval of Aneel Normative Resolution 1046.
- Recognition of an expense of R$ 58.7 million, as a result of de-activation and disposal of assets – approximately equal to the sum of this line in the first three quarters of the year.
- Expense on outsourced services 27.8% higher (main factors: preventive maintenance, communication and IT).
- Recognition of an expense of R$ 17 million for the Programmed Voluntary Severance Program.
- Positive effect, in *4Q21*, of R$ 309 million from reversal of post-retirement life insurance obligations, after approval of the Collective Work Agreement.

Classificação: Público

34

Cemig GT – EBITDA

CEMIG GT EBITDA – R$ mn	4Q22	4Q21	Change, %
Net profit for the period	431	–51	–
Current and deferred income tax and Social Contribution tax	95	23	313.0%
Net financial revenue (expenses)	92	249	–63.1%
Depreciation and amortization	82	77	6.5%
= Ebitda as per CVM Instruction 527 (1)	701	298	135.2%
Non-recurring and non-cash effects			
Loss on impairment	–30	–	–
Gain from agreement between FIP Melbourne and AGPar	-28	–	–
Result of periodic Tariff Review	–	2	–
Write-offs of assets and impairments	–	51	–
Adjustment for impairment of investments (Santo Antônio)	–	204	–
Write-down of life insurance obligation	–	–91	–
Adjusted Ebitda (2)	642	464	38.4%

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net financial revenue (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax.

(2) The Company adjusts the Ebitda calculated in accordance with CVM Instruction 156/2022, to exclude items which, by their nature, do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items.

The Ebitda of Cemig GT in 4Q22 was R$ 700.5 million, 135.2% higher than in 4Q21. Adjusted Ebitda was R$ 642.1 million, 38.4% higher than the 4Q21 Ebitda of R$ 464.4 million. Factors in the higher Ebitda include:

- Better equity income (net gain/loss in non-consolidated investees): A gain of R$ 70.2 million in 4Q22, compared to a loss of R$ 361.8 million in 4Q21. The main factor in 4Q21 had been the negative impact of R$ 204 million in *Santo Antônio*, due to an adverse arbitration judgment.
- Impairment: Reversal of R$ 37 million in the provision relating to a dispute by client on an amount owed; and a new provision of R$ 7 million related to Itaocara.
- Lower provision for the SAAG put option: R$ 18.4 million in 4Q22, vs. R$ 63.8 million in 4Q21.
- 7.2% less energy sold (excluding transactions on the CCEE), due to transfer of contracts to Cemig H (total of sales by the holding company was 2,939 GWh).
- *4Q21*, for comparison, included the following items:
  - (i) Reversal of the obligation for post-retirement life insurance – a positive impact of R$ 91 million following approval of the Collective Work Agreement;
  - (ii) Recognition of an expense of R$ 40 million in compliance with the arbitration judgment against the company on Itaocara.
  - (iii) Expense of R$ 11 million related to contractual obligations to **Aliança** for contingencies prior to that company being constituted.

Classificação: Público

35

Finance income and expenses

(R$ '000)	4Q22	4Q21	Change, %
Finance income	479,525	232,473	106.3%
Finance expenses	–549,326	–543,284	1.1%
Finance income (expenses)	–69,801	-310,811	–77.5%

For 4Q22 Cemig reports Net financial expenses of R$ 69.8 million, which compares to Net financial expenses of R$ 310.8 million in 4Q21. This reflects the following main factors:

- Negative variation of 3.49% (R$ 0.189) in the US dollar exchange rate against the Real in 4Q22, compared with appreciation of 2.59% (R$ 0.141) in 4Q21, generating a gain of R$ 164.4 million in 4Q22, compared to an expense of R$ 141.1 million in 4Q21.
- In 4Q21 the fair value of the hedge instrument contracted to protect the Eurobond issue posted an expense of R$ 135.9 million, which compares with a gain of R$ 39.1 million in 4Q21. The result for 4Q22 is mainly due to the depreciation of the dollar against the Real.
- A premium of R$ 46.8 million was recognized on the repurchase of US$243.9 million of the Company's Eurobonds in 4Q22.
- Lower inflation correction on loans and financings: An expense of R$ 34.3 million in 4Q22, vs. R$ 109.1 million in 4Q21, mainly reflecting lower inflation as measured by the IPCA index: 1.63% in 4Q22, vs. 2.96% in 4Q21.

Eurobonds – Effect in the quarter (R$ '000)	4Q22	4Q21
Effect of FX variation on the debt	164,365	–141,100
Effect on the hedge	–135,947	39,153
Premium on buyback of bonds	–46,763	–1
Net effect in Finance revenue (expenses)	–18,345	–101,948

Classificação: Público

36

Net profit

Cemig reports net profit of R$ 1.406 billion in 4Q22, compared to net profit of R$ 962 million in 4Q21; Adjusted net profit in 4Q22 was R$ 1.204 billion, compared to R$ 992 million in 4Q21. Factors in this result principally include:

- Volume of energy sold by the Cemig GT/Holding company approximately 18% higher.
- Gain of R$ 144 million in the Surplus Sales Mechanism (MVE) in 4Q22, following approval of Aneel Normative Resolution 1046.
- Gain of R$ 29 million on sale of the interest in **Ativas**.
- Improvement of R$ 331 million in equity income, in spite of the significant reduction in **Taesa**. The main factor in 4Q21 had been the negative equity income of R$ 204 million in *Santo Antônio*, due to an adverse arbitration judgment.
- Profit of Gasmig 105% higher than in 4Q21.
- 1.4% increase in energy distributed by Cemig D.
- Recognition of an expense of R$ 59 million in Cemig D, as a result of de-activation and disposal of assets – approximately equal to the sum of this line in the first three quarters of the year.
- Expense of R$ 29 million on the Programmed Voluntary Severance Program.
- Negative (combined) effect of R$ 12 million on the debt in US dollars in 4Q22, which compares with a negative effect of R$ 67 million in 4Q21.
- In *4Q21*, for comparison, there were the following effects:
  - (i) a gain of R$ 274 million from the reversal of the post-employment life insurance obligation;
  - (ii) a negative item of R$ 204 million for the adverse arbitration decision in *Santo Antônio;*
  - (iii) recognition of an expense of R$ 40 million involving the holding in *Itaocara*; and
  - (iv) an expense of R$ 11 million for contractual obligations to Aliança Geração.

> *Net profit*
> *R$ 1.4 billion (up 46% YoY)*

	4Q22	4Q21	Change, R$ '000
EQUITY INCOME (R$ '000) *			
Santo Antônio (Mesa and FIP Melbourne)	29,401	-354,065	383,466
Guanhães Energia	23,501	–6,245	29,746
Aliança Geração	20,827	–30,038	50,865
Hidrelétrica Pipoca	3,944	3,066	878
Retiro Baixo	3,754	3,379	375
Cemig Sim	3,499	3,561	–62
Hidrelétrica Cachoeirão	3,393	7,637	–4,244
Paracambi (formerly LightGer)	3,372	2,848	524
Baguari Energia	2,032	15,275	–13,243
Taesa	712	103,426	-102,714
Ativas Data Center	309	–802	1,111
Axxiom	0	–481	481
Itaocara	–3,030	8,205	–11,235
Belo Monte (Aliança Norte and Amazônia Energia)	–17,611	–12,488	–5,123
Total	**74,103**	**–256,722**	**330,825**

* Equity income = Net gain/loss on equity in non-consolidated investees)

Classificação: Público

37

Proposal for allocation of Net profit

The Board of Directors decided to submit the following proposal to the Annual General Meeting to be held in April 2023 for allocation of (i) the net profit for 2022, of R$ 4,092 million; (ii) the balance of realization of the deemed cost of fixed assets, R$ 127 million; and (iii) realization of the Future earnings reserve, in the amount of R$ 836 million, as follows:

R$ 205 million to be held in Stockholders' equity in the Legal reserve, as required by Law 6404/1976;

R$ 2,232 million to be allocated to payment of the mandatory dividend to stockholders, in two equal installments, by June 30 and December 30, 2023, comprising:

- R$ 1,983 million in the form of Interest on Equity, on account of the mandatory dividend, as decided by the Executive Board during 2022; and
- R$ 249 million in the form of mandatory dividends, to stockholders whose names are on the Company's Nominal Share Registry on the date on which the 2023 Annual General Meeting is held.

Corporate action payments declared in 2022 at the 2022 AGM, plus Interest on Equity declared during the year, represented a dividend yield of 12.2%* – among the best in the electricity sector. See more details at this link: dividend spreadsheet

*Source: Economática.

*“Corporate action payments declared in 2022 represent a **dividend yield of 12.2%**”*

Classificação: Público

38

Investments

Total investments realized in 2022 were more than R$ 3.6 billion.

A total of R$ 1.3 billion was invested in 4Q22 alone.

Execution of the largest investment program in Cemig's history guarantees updating and reliability of the Company's electricity system – in line with its strategic planning of focusing on Minas Gerais and the Company's strategic businesses, and providing ever-improving service to the client.

3.3 X
1,094
954
1,235
1,640
2,123
3,568
2017
2018
2019
2020
2021
2022

DISTRIBUTION
R$ 2,923 mn
Investments in maintenance and modernization of the electricity system

GENERATION
R$ 137 mn
Expansion and modernization of generation plants

TRANSMISSION
R$ 339 mn
Strengthening and enhancement – increased RAP revenue

SIM
R$ 82 mn
Infrastructure

GASMIG
R$ 53 mn
Infrastructure

Classificação: Público

39

Debt

CONSOLIDATED (R$ '000)	2022	2021	Change, %
Gross debt	10,579,498	11,363,963	-6.9%
Cash and equivalents + Securities	3,318,838	2,903,026	14.3%
Net debt	7,260,660	8,460,937	-14.2%
Debt in foreign currency	*3,959,805*	*5,601,097*	*-29.3%*

CEMIG GT – R$ '000	2022	2021	Change, %
Gross debt	4,959,066	6,029,460	-17.8%
Cash and equivalents + Securities	1,650,444	1,260,970	30.9%
Net debt	3,308,622	4,768,490	-30.6%
Debt in foreign currency	*3,959,805*	*5,601,097*	*-29.3%*

CEMIG D (R$ '000)	2022	2021	Change, %
Gross debt	4,575,998	4,247,161	7.7%
Cash and equivalents + Securities	721,469	610,062	18.3%
Net debt	3,854,529	3,637,099	6.0%
Debt in foreign currency	*0*	*0*	–

New financings

In June 2022 **Cemig D** concluded its 8th issue of non-convertible debentures, in two series, for a total of R$ 1 billion, in a Restricted Offering in accordance with CVM regulations. The First Series is for R$ 500 million, paying the CDI rate +1.35%, with maturity at 5 years; the Second Series is for R$ 500 million, paying IPCA +6.1052%, with maturity at 7 years.

In December 2022 Cemig GT concluded settlement of its 9th Issue of non-convertible debentures, for a total of R$ 1 billion, in two Series: The First Series was for a total of R$ 700 million, with remuneratory interest of +1.33% p.a. above the CDI rate. The Second Series, characterized as 'Green Debentures', was for R$ 300 million, with remuneratory interest of 7.6245% p.a. above the IPCA rate.

Classificação: Público

40

Debt amortization profile (R$ million)

955
4,597
1,558
1,273
855
1,340
2023
2024
2025
2026
2027
After 2017

* Debt in USD protected by hedge instrument, within an FX variation band – with payment of interest converted to % of Brazilian CDI rate.

	4Q22	2022
DEBT AMORTIZED – R$ '000		
GT	1,297,078	1,706,590
D	135,808	820,008
Other	43,965	86,742
Total	1,476,851	2,613,340

Debt, by indexor

37%
44%
19%
IPCA inflation
CDI Rate
US dollar
Other

Gross debt, by company

10%
43%
47%
Cemig D
Cemig GT
Other

Classificação: Público

41

Covenants – Eurobonds

Last 12 months	2022		2021	
R$ mn	GT	H	GT	H
net income (loss)	2,085	4,094	871	3,753
financial results net	477	1,567	2,161	2,253
income tax and social contribution	118	26	250	945
depreciation and amortization	328	1,182	259	1,049
minority interest result	-519	-843	306	-182
provisions for the variation in value of put option obligations	36	36	100	100
non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	119	83	-12	-12
any non-cash expenses and non-cash charges, to the extent that they are nonrecurring	-35	830	-65	-435
any non-cash credits and gains increasing net income, to the extent that they are non-recurring	0	-209	-1,247	-1,251
non-cash revenues related to transmission and generation indemnification	-561	-575	-631	-660
cash dividends received from minority investments (as measured in the statement of cash flows)	258	708	159	499
monetary updating of concession grant fees	-467	-467	-523	-523
cash inflows related to concession grant fees	309	309	280	280
cash inflows related to transmission revenue for cost of capital coverage	601	607	596	613
Covenant EBITDA	**2,749**	**7,348**	**2,504**	**6,429**

Classificação: Público

42

2022		2021	
Last 12 months - R$ mn	**GT**	**H**	**GT**	**H**
consolidated Indebtedness	4,959	10,579	6,029	11,364
Derivative financial instruments	-612	-612	-1,219	-1,219
Debt contracts with Forluz	181	799	209	923
The carrying liability of any put option obligation	720	720	636	636
Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets.	-1,650	-3,319	-1,261	-2,903
Covenant Net Debt	**3,598**	**8,167**	**4,394**	**8,801**

Covenant Net Debt to Covenant EBITDA Ratio	**1.31**	**1.11**	**1.75**	**1.37**
Limit Covenant Net Debt to Covenant EBITDA Ratio	2.50	3.00	2.50	3.00
Total Secured Debt	-	2.0	-	88.0
Total Secured Debt to Covenant EBITDA Ratio	-	0.00	-	0.00
Limit Covenant Net Debt to Covenant EBITDA Ratio	-	1.75	-	1.75

Classificação: Público

43

Cemig's long-term ratings

Cemig's ratings have improved greatly in recent years. In 2021 the three principal rating agencies upgraded their ratings for Cemig. In April 2022, Moody's again upgraded its rating for Cemig, this time by one notch. Details in this table:

Fitch		Investment grade										Speculative grade							
FitchRatings		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC	CC
	2009					Nacional													
	2018							Nacional								Bond			
	nov/22		Nacional										Bond						

S&P		Investment grade										Speculative grade							
S&P Global Ratings		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC
	2009				Nacional								Global						
	2018					Nacional										Bond			
	nov/22		Nacional											Bond					

Moodys		Investment grade										Speculative grade							
Moody's		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2
	2009			Nacional								Global							
	2018									Nacional					Global				
	nov/22			Nacional									Global						

Nacional

Global

Classificação: Público

44

ESG - Report on performance

Highlights

- Extensions of the concessions of 27 hydroelectric plants of **Cemig GT** were signed – representing, in financial terms, more than R$ 1.1 billion for the Company.
- For investment of R$ 150 million, Cemig completed the expansion of the new *Poço Fundo* Small Hydro Plant, increasing its generation capacity from 9.16 MW to 30 MW, and the number of residential clients from 70,000 to 210,000.
- **Cemig D** invested R$ 3 billion, in a group of actions for enhancement of the electricity network throughout the state, and maintenance of its reliability.
- In Aneel Auction 2/2022, Cemig won the contract for the Lot comprising a 165-kilometer transmission line, which will enable better outflow of energy from the east of Minas Gerais to the north of Espírito Santo State.
- Through the Free Electricity Market, Gestamp, a global leader in auto industry component projects and production, contracted supply of electricity from Cemig with I-REC renewable energy certificates. The annual reduction in CO_2 emissions is estimated at 10,000 tons.

Environmental

- Cemig has begun electrification of its operational fleet, opting for electric vehicles with lower consumption and maintenance cost than fuel combustion vehicles.
- Total investments of R$ 824 million were announced in construction of the *Boa Esperança* and *Jusante* photovoltaic solar generation plants, under Full EPC supply contracts. This strengthens Cemig's output from renewable sources, and underlines the policy directive of adding 1 GW of installed capacity to the total capacity of **Cemig GT**'s generation plants by 2025.
- **Cemig SIM** launched the **Cemig SIM REC** – a digital Renewable Energy Certificate, provided free of charge for client companies of Cemig SIM.
- As part of the *Cemig in Communities* project, visits to communities in Greater Belo Horizonte were carried out to raise awareness of energy efficiency, aiming to replace high consumption lamps with LED lamps.

Social

- The *Cemig Workplace Health and Safety Policy* was approved, highlighting the 'zero accident' target.
- The *Industrial Apprenticeship Program* was launched, to last one year and benefit young professionals, with 50% of the vacancies for people of the feminine gender, and 20 vacancies exclusively for children of homeless people.
- Under the *Cemig in Sport* (*Cemig no Esporte*) appeal to the public, projects qualifying for financing under the Sports Incentive Law will be assessed and selected each quarter.
- In 2022 approximately R$ 2 .4 million was provided to the *AI6% – Educating Citizens* program, to finance 145 entities in 77 cities and towns, benefiting more than 20,000 children and teenagers in Minas Gerais state.

Governance

- The *Internal Controls Consequences and Accountability (SOX) Policy*, was created, to strengthen the Company's internal controls environment.
- The *Industrial Apprenticeship Program* was launched, to last one year and benefit young professionals, with 50% of the vacancies for people of the feminine gender, and 20 vacancies exclusively for children of homeless people.
- Under the *Cemig in Sport (Cemig no Esporte)* appeal to the public, projects qualifying for financing under the Sports Incentive Law will be assessed and selected each quarter.
- In 2022 approximately R$ 2 .4 million was provided to the *AI6% – Educating Citizens* program, to finance 145 entities in 77 cities and towns, benefiting more than 20,000 children and teenagers in Minas Gerais state.

Classificação: Público

45

Indicators

Environmental

Generation of renewable energy	1Q22	2Q22	3Q22	4Q22
Renewable sources - as % of total generation	100%	100%	100%	100%
Energy consumption	**1Q22**	**2Q22**	**3Q22**	**4Q22**
Per employee (MWh)	2,18	1,67	1,53	1,72
Renewable Fuel Consumption (GJ)	16.983,84	312,85	13.924,49	10.580,39
Non-renewable fuel consumption (GJ)	786.483,89	810.474,62	861.600,50	704.485,74
Forests	**1Q22**	**2Q22**	**3Q22**	**4Q22**
Total area replanted by Cemig - hectares	76,77	2,8	0	30,50

Social

Workforce	1Q22	2Q22	3Q22	4Q22
Direct employees	5.053	5.024	5.035	4.969
Outsourced workers	20.780	20.033	21.363	20.465
% of women in Cemig	13,9%	14,2%	14,7%	14,6%
Number of women in leadership positions	24	27	26	27
Racial diversity (%)	**1Q22**	**2Q22**	**3Q22**	**4Q22**
White	62,27%	61,87%	61,91%	59,23%
Black	37,17%	37,55%	37,53%	36,31%
Mixed	0,45%	0,48%	0,45%	0,44%
Indigenous	0,11%	0,10%	0,10%	0,10%
Training and professional development	**1Q22**	**2Q22**	**3Q22**	**4Q22**
Average hours of training per employee	16,40	27,70	24,70	24,60
Donations (R$)	**1Q22**	**2Q22**	**3Q22**	**4Q22**
To FIA	0	0	0	405
To Fund for the Aged	**1Q22**	**2Q22**	**3Q22**	**4Q22**
Donated under Sport Incentive Law	757.326,31	0	999.168,57	1.486.250,00
Suppliers	797.185,59	0	999.202,36	1.507.478,35
Number of supplier technical evaluations (ATEs, ATIs)	797.185,59	1.582.142,00	961.333,79	1.507.478,35
Racial diversity (%)	**1Q22**	**2Q22**	**3Q22**	**4Q22**
White	34	39	48	23

Governance

Independence	1Q22	2Q22	3Q22	4Q22
% of shares held by members of Board of Directors & Executive Board	0,01%	0,01%	0,01%	0,01%
Ethics	**1Q22**	**2Q22**	**3Q22**	**4Q22**
Proven cases of unethical actions received by Reporting Channel	18	9	9	40

Operational

DEC - average Outage Duration per consumer (hours)	1Q22	2Q22	3Q22	4Q22
FEC - average Outage Frequency/year/consumer - (times)	2,78	2,07	2,04	2,59
Energy efficiency	1,22	1,08	1,15	1,14
Energy saved per R$1,000 invested (MWh/R$ '000)	**1Q22**	**2Q22**	**3Q22**	**4Q22**
DEC - average Outage Duration per consumer (hours)	0,70	0,048	0,13	0,06

Cemig present in the leading sustainability indices

In this index for 23 years – only power company in this index in the Americas

MSCI

Rated AA

#1 best rating in Brazilian power industry

FTSE4Good

Member of FTSE4Good Global Index – score 3.5, higher than power industry average (2.7)

SUSTAINALYTICS

Rates Cemig holding company (Cemig H) 'medium risk'

ICO2

B3 (São Paulo stock exchange) ICO2 index of carbon efficient companies

Rated 'Prime', with maximum score for eco-efficiency

ISEB3

In B3 Corporate Sustainability Index (39 companies) since its inception.

CDP

3 years running in CDP 'A–List' of Latin America leaders in hydro management

15th (Bronze) of 220 in S&P's power industry Sustainability Ranking

Energy Intelligence

24th worldwide – and 2nd in Brazil – Top 100 Green Utilities for CO_2 emissions and renewable sources

Classificação: Público

46

Performance of our shares

Our securities	2022	2021	Change, %
Share prices [2]			
CMIG4 (PN) at the close (R$/share)	11.14	8.92	24.94%
CMIG3 (ON) at the close (R$/share)	16.15	13.06	23.61%
CIG (ADR for PN shares), at close (US$/share)	2.03	1.63	25.03%
CIG.C (ADR for ON shares) at close (US$/share)	3.12	2.64	18.25%
XCMIG (Cemig PN shares on Latibex), close (€/share)	1.88	2.06	–8.74%
Average daily volume			
CMIG4 (PN) (R$ mn)	120.66	123.44	–2.25%
CMIG3 (ON) (R$ mn)	9.36	9.05	3.43%
CIG (ADR for PN shares) (US$ mn)	14.99	18.12	–17.27%
CIG.C (ADR for ON shares) (US$ mn)	0.25	0.14	78.57%
Indices			
IEE	78,679	76,305	3.11%
IBOV	109,735	104,822	4.69%
DJIA	33,147	36,338	–8.78%
Indicators			
Market valuation at end of period, R$ mn	28,200	25,254	11.67%
Enterprise value (EV – R$ mn) (1)	34,805	33,444	4.07%
Dividend yield of CMIG4 (PN) (%) (3)	12.22	10.44	1.78 p.p
Dividend yield of CMIG3 (ON) (%) (3)	8.04	7.39	0.65 p.p

(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.

(2) Share prices are adjusted for corporate action payments, including dividends.

(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

Cemig's shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the **third most liquid** in Brazil's electricity sector, and among the most traded in the **Brazilian** equity market.

On the **New York Stock Exchange** the volume traded in ADRs for Cemig's preferred shares (CIG) in full-year 2022 was **US$3.79 billion** – reflecting recognition by the investor market of Cemig as a global investment option.

The Ibovespa index of the São Paulo Stock Exchange (B3) was up 4.69% in the year, while the preferred shares of Cemig outperformed this, **rising 24.94% in the year.**

The common shares **rose 23.61%.**

In New York the **ADRs** for Cemig's preferred shares were **up 25.03% in the year**, and the ADRs for the common shares were **up 18.25%.**

Classificação: Público

47

Cemig's power plants

Plant	Company	Cemig power (MW) (1)	Cemig physical guarantee (MW)	End of concession	Type	Cemig interest
Emborcação	Cemig GT	1,192	475	May 2027	Hydro plant	100.0%
Nova Ponte	Cemig GT	510	257	August 2027	Hydro plant	100.0%
Irapé	Cemig GT	399	198	Sep. 2037	Hydro plant	100.0%
Três Marias	Cemig Ger. Três Marias S.A.	396	227	Jan. 2053	Hydro plant	100.0%
Salto Grande	Cemig Ger. Salto Grande	102	74	Jan. 2053	Hydro plant	100.0%
Queimado	Cemig GT	87	53	July 2034	Hydro plant	82.5%
Sá Carvalho	Sá Carvalho S.A.	78	54	August 2026	Hydro plant	100.0%
Rosal	Rosal Energia S.A.	55	28	Dec. 2035	Hydro plant	100.0%
Itutinga	Cemig Geração Itutinga	52	27	Jan. 2053	Hydro plant	100.0%
Camargos	Cemig Geração Camargos	46	22	Jan. 2053	Hydro plant	100.0%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind plant	100.0%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro	100.0%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind plant	100.0%
Pai Joaquim	Cemig PCH S.A.	23	14	Sep. 2032	Small Hydro	100.0%
Piau	Cemig Geração Sul	18	14	Jan. 2053	Hydro plant	100.0%
Gafanhoto	Cemig Geração Oeste	14	7	Jan. 2053	Hydro plant	100.0%
Peti	Cemig Geração Leste	9	6	Jan. 2053	Hydro plant	100.0%
Joasal	Cemig Geração Sul	8	5	Jan. 2053	Hydro plant	100.0%
Salto Voltão	Horizontes Energia S.A.	8	7	Jun. 2033	Small Hydro	100.0%
Belo Monte Plant	Norte Energia	1,313	534	July 2046	Hydro plant	11.7%
Santo Antônio Plant	SAE	269	174	Sep. 2047	Hydro plant	7.5%
Aimorés	Aliança	149	78	Nov. 2039	Hydro plant	45.0%
Amador Aguiar I (Capim Branco I)	Aliança	94	58	Nov. 2042	Hydro plant	39.3%

Classificação: Público 41

48

Amador Aguiar II (Capim Branco II)	Aliança	83	49	August 2036	Hydro plant	39.3%
Funil	Aliança	81	36	May 2040	Hydro plant	45.0%
Igarapava	Aliança	50	30	Sep. 2031	Hydro plant	23.7%
Porto Estrela	Aliança	34	18	Jun. 2035	Hydro plant	30.0%
Gravier	Aliança	32	–	August 2055	Wind plant	45.0%
Candonga	Aliança	32	14	July 2040	Hydro plant	22.5%
Santo Inácio III	Aliança	13	6	Jun. 2046	Wind plant	45.0%
Garrote	Aliança	10	5	Jun. 2046	Wind plant	45.0%
Santo Inácio IV	Aliança	10	5	Jun. 2046	Wind plant	45.0%
São Raimundo	Aliança	10	5	Jun. 2046	Wind plant	45.0%
Baguari	Baguari Energia	48	28	Mar. 2046	Hydro plant	34.0%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep. 2033	Small Hydro	49.0%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro	49.0%
Paracambi	LightGer	12	10	Jan. 2034	Small Hydro	49.0%
Retiro Baixo	Retiro Baixo Energética	42	17	Mar. 2047	Hydro plant	49.9%
Others		117	53			
Total		**5,520**	**2,643**			

(1) Generation capacity and physical guarantee figures are proportional to Cemig's holding in each plant.

Classificação: Público

49

RAP – (Permitted Annual Revenue – transmission) – July 2022-June 2023 cycle

Aneel Ratifying Resolution (REH) 3067/2022 (2022–2023 cycle)				
Company	**RAP (R$ '000)**	**% Cemig**	**Cemig (R$ '000)**	**Expiration**
Cemig	925,247	100.00%	925,247	
Cemig GT	810,629	100.00%	810,629	Dec. 2042
Cemig Itajubá	75,310	100.00%	75,310	Oct. 2030
Centroeste	30,575	100.00%	30,575	Mar. 2035
Sete Lagoas	8,734	100.00%	8,734	Jun. 2041
Taesa	3,453,500	21.68%	748,719	
TOTAL RAP – CEMIG			1,673,966	

REIMBURSEMENT FOR ASSETS – NATIONAL GRID**				
R$ '000 – per cycle	**2020-2021**	**2021-2022**	**2022-2023**	**From 2023-2024 to 2027-2028**
Economic	144,375	144,375	144,375	60,158
Financial	332,489	88,662	129,953	275,556
TOTAL	**476,864**	**233,038**	**274,328**	**335,714**

* RAP including amounts of the Adjustment Portion.

** The figures for indemnity of National Grid components are included in the RAP of Cemig (first table).

Classificação: Público

50

Transmission Regulatory Revenue - 2022

Transmission Regulatory Revenue - 2022			
R$'000	GT	Centroeste	Sete Lagoas
Revenue	1,330,558	28,471	8,880
Transmission Regulatory Revenue	1,330,558	28,471	8,880
Taxes on revenue	-117,243	-1,039	-823
PIS and Pasep taxes	-20,911	-185	-147
Cofins tax	-96,318	-854	-676
ISS tax on services	-14	0	0
Sector / regulatory charges	-403,374	-951	-580
Research and Development (P&D)	-7,422	-233	-70
Global Reversion Reserve (RGR)		-579	-471
Energy Development Account (CDE)	-315,448	-32	-8
Electricity Services Inspection Charge (TFSEE)	-3,217	-107	-31
Other charges	-77,287	0	0
Net Revenue	809,941	26,481	7,477

Classificação: Público

51

Complementary information

Cemig D

CEMIG D Market				
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D[2]	TUSD PICK[3]
4Q20	6,157	5,461	11,618	34.1
1Q21	6,147	5,350	11,497	34.5
2Q21	6,098	5,592	11,689	35.5
3Q21	6,116	5,629	11,746	35.2
4Q21	6,013	5,612	11,626	36.1
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5

1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")
2. Total electricity distributed
3. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

Classificação: Público

52

Cemig D	4Q22	3Q22	4Q21	chg. %	chg. %
Operating Revenues (R$ million)				4Q/3Q	4Q/4Q
Revenue from supply of energy	4,241	4,500	5,971	-5.8%	-29.0%
Reimbursement of PIS/Pasep and Cofins credits to customers	718	706	441	1.8%	62.9%
Revenue from Use of Distribution Systems (the TUSD charge)	935	991	910	-5.7%	2.7%
CVA and Other financial components in tariff adjustment	221	-396	237	-155.8%	-6.8%
Construction revenue	1,030	1,050	596	-1.9%	72.7%
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	11	-10	16	-209.7%	-30.5%
Others	529	962	1,393	-45.0%	-62.0%
Subtotal	**7,685**	**7,803**	**9,565**	**-1.5%**	**-19.6%**
Deductions	1,612	2,063	2,974	-21.9%	-45.8%
Net Revenues	**6,073**	**5,740**	**6,591**	**5.8%**	**-7.9%**

	4Q22	3Q22	4Q21	chg. %	chg. %
Cemig D - Expenses				4Q/3Q	4Q/4Q
Personnel	248	208	222	19,1%	11,4%
Employees' and managers' profit sharing	-22	11	20	-300,8%	-211,6%
Forluz – Post-retirement obligations	106	110	-238	-3,7%	-144,5%
Materials	49	28	16	75,6%	204,3%
Outsourced services	429	338	336	27,0%	27,8%
Amortization	196	188	182	4,0%	7,6%
Operating provisions	152	3	119	4973,3%	28,3%
Charges for Use of Basic Transmission Network	682	617	1.250	10,5%	-45,4%
Energy purchased for resale	2.475	2.460	3.194	0,6%	-22,5%
Construction Cost	1.030	1.050	596	-1,9%	72,7%
Other Expenses	124	56	89	121,3%	39,2%
Total	**5.469**	**5.069**	**5.785**	**7,9%**	**-5,5%**

Classificação: Público

53

Cemig D	4Q22	3Q22	4Q21	chg. %	chg. %
Statement of Results				**4Q/3Q**	**4Q/4Q**
Net Revenue	6,073	5,740	6,591	5,8%	-7,9%
Operating Expenses	5,469	5,069	5,785	7,9%	-5,5%
EBIT	604	671	805	-10,0%	-25,0%
EBITDA	**799**	**860**	**988**	**-7.1%**	**-19.2%**
Financial Result	11	11	-20	-	-155,0%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-154	-175	-224	-12.0%	-31.3%
Net Income	**461**	**507**	**561**	**-9.0%**	**-17.8%**

Cemig GT

Cemig GT - Operating Revenues	4Q22	3Q22	4Q21	chg. %	chg. %
(R$ million)				**4Q/3Q**	**4Q/4Q**
Sales to end consumers	1,291	1,319	1,250	-2.1%	3.3%
Supply	563	552	571	2.0%	-1.4%
Revenues from Trans. Network	182	191	186	-4.5%	-1.8%
Gain on monetary updating of Concession Grant Fee	114	60	154	90.5%	-25.9%
Transactions in the CCEE	49	96	63	-48.9%	-22.1%
Construction revenue	137	100	114	37.4%	20.4%
Financial remuneration of transmission contractual assets	126	42	198	200.6%	-36.2%
Others	63	47	14	34.9%	366.3%
Subtotal	**2,527**	**2,407**	**2,549**	**5.0%**	**-0.9%**
Deductions	471	488	498	-3.4%	-5.4%
Net Revenues	**2,055**	**1,919**	**2,051**	**7.1%**	**0.2%**

Classificação: Público

54

Cemig GT - Operating Expenses	4Q22	3Q22	4Q21	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Personnel	89	78	85	14.3%	4.5%
Employees' and managers' profit sharing	5	9	7	-48.9%	-35.7%
Forluz – Post-retirement obligations	33	35	-69	-6.2%	-147.7%
Materials	11	6	7	89.1%	59.0%
Outsourced services	73	57	56	28.9%	32.1%
Depreciation and Amortization	82	82	77	-0.1%	6.5%
Operating provisions	19	4	74	367.3%	-74.8%
Charges for Use of Basic Transmission Network	64	64	59	0.6%	8.6%
Energy purchased for resale	1,050	1,255	1,020	-16.3%	2.9%
Construction Cost	93	72	82	28.8%	13.6%
Other Expenses	-12	13	67	-190.4%	-117.6%
Total	1,507	1,675	1,465	-10.0%	2.9%

Cemig GT - Statement of Results	4Q22	3Q22	4Q21	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Net Revenue	2,055	1,919	2,051	7.1%	0.2%
Operating Expenses	1,507	1,675	1,465	-10.0%	2.9%
EBIT	548	244	585	124.6%	-6.4%
Equity gain in subsidiaries	70	175	-362	-60.0%	-119.3%
Periodic Tariff Review, net	0	0	-2	-	-
EBITDA	700	501	298	39.7%	134.5%
Financial Result	-92	-147	-249	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-95	-21	-23	352.4%	-
Net Income	431	251	-51	71.7%	-952.7%

Classificação: Público

55

Cemig, Consolidated

Energy Sales	4Q22	3Q22	4Q21	chg. %	chg. %
(in GWh)				4Q/3Q	4Q/4Q
Residential	2,901	2,706	2,787	7.2%	4.1%
Industrial	4,714	4,734	4,238	-0.4%	11.2%
Commercial	2,248	2,124	2,218	5.9%	1.4%
Rural	774	928	886	-16.6%	-12.7%
Others	856	848	857	0.9%	-0.2%
Subtotal	**11,493**	**11,340**	**10,986**	**1.3%**	**4.6%**
Own Consumption	7	7	8	6.7%	-11.1%
Supply	4,585	4,507	3,514	1.7%	30.5%
TOTAL	**16,085**	**15,854**	**14,508**	**1.5%**	**10.9%**

Revenue from supply of electricity	4Q22	3Q22	4Q21	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Residential	2,214	2,080	2,986	6.4%	-25.9%
Industrial	1,529	1,548	1,406	-1.2%	8.8%
Commercial	1,416	1,340	1,573	5.7%	-9.9%
Rural	477	541	638	-11.8%	-25.2%
Others	452	457	608	-1.1%	-25.7%
Subtotal	**6,089**	**5,966**	**7,211**	**2.1%**	**-15.6%**
Unbilled supply	-301	61	50	-593.2%	-696.6%
Supply	1,116	1,079	828	3.5%	34.8%
TOTAL	**6,904**	**7,106**	**8,089**	**-2.8%**	**-14.7%**

Classificação: Público

56

Operating Revenues - consolidated (R$ million)	4Q22	3Q22	4Q21	chg. % 4Q/3Q	chg. % 4Q/4Q
Sales to end consumers	5,788	6,027	7,261	-4.0%	-20.3%
Supply	1,116	1,079	828	3.5%	34.8%
TUSD	927	985	904	-5.9%	2.5%
CVA and Other financial components in tariff adjustment	221	-395	237	-	-6.8%
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	718	706	441	1.8%	62.9%
Transmission revenue plus RTP	97	106	119	-8.4%	-18.1%
Financial remuneration of transmission contractual assets	129	50	198	157.3%	-35.0%
Transactions in the CCEE	50	135	623	-63.1%	-92.0%
Gas supply	1,242	1,218	978	1.9%	26.9%
Construction revenue	1,183	1,163	730	1.7%	62.1%
Others	739	1,059	1,030	-30.2%	-28.3%
Subtotal	**12,210**	**12,133**	**13,349**	**0.6%**	**-8.5%**
Deductions	2,457	2,910	3,693	-15.6%	-33.5%
Net Revenues	**9,753**	**9,223**	**9,656**	**5.7%**	**1.0%**

Classificação: Público

57

Operating Expenses - consolidated	4Q22	3Q22	4Q21	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Personnel	368.027	310	327.87	18.7%	12.2%
Employees' and managers' profit sharing	-15.325	25	29.786	-161.3%	-151.5%
Forluz – Post-Retirement Employee Benefits	157.317	164	-309.711	-	-150.8%
Materials	61.119	34	23.943	79.8%	155.3%
Outsourced services	523.672	409	408.407	28.0%	28.2%
Energy purchased for resale	3938.967	4126	4381.601	-4.5%	-10.1%
Depreciation and Amortization	312.548	298	285.627	4.9%	9.4%
Operating Provisions	186.064	39	205.182	377.1%	-9.3%
Charges for use of the national grid	653.569	588	1235.224	11.2%	-47.1%
Gas bought for resale	697.185	782	583.288	-10.8%	19.5%
Construction costs	1138.606	1135	697.551	0.3%	63.2%
Write-off of financial assets	-37.182	-	-	-	-
Other Expenses	227.964	67	163.999	240.2%	39.0%
Total	**8,213**	**7,977**	**8,033**	**3.0%**	**2.2%**

Classificação: Público

58

Financial Result Breakdown (R$ million)	4Q22	3Q22	4Q21	chg. % 4Q/3Q	chg. % 4Q/4Q
FINANCE INCOME					
Income from cash investments	153	144	79	6.1%	92.3%
Arrears fees on sale of energy	65	74	110	-12.2%	-40.9%
Monetary variations – CVA	36	38	36	-6.1%	0.1%
Monetary updating on Court escrow deposits	26	23	14	12.0%	85.5%
Pasep and Cofins charged on finance income	-32	-37	-47	-12.7%	-31.3%
Exchange	164	0	0	-	-
Gains on financial instruments - Swap	0	100	39	-100.0%	-100.0%
Monetary uptading of PIS/Cofins credits	0	0	1	0.0%	0.0%
Others	68	70	0	-2.9%	-
	479	**412**	**232**	**-115.7%**	**106.3%**
FINANCE EXPENSES					
Costs of loans and financings	235	234	263	0.3%	-10.9%
Foreign exchange variations	0	169	141	-	-
Monetary updating – loans and financings	34	0	109	-	-68.5%
Charges and monetary updating on post-retirement obligation	6	4	19	47.7%	-69.4%
Update PIS/Pasep and Cofins to be refunded					
Premium paid on repurchase of debt (Eurobonds)	47	0	0	-	-
Loss on financial instruments - Swap		0		-	-
Others	34	65	10	-47.7%	240.0%
	549	**521**	**543**	**5.4%**	**1.2%**
NET FINANCE INCOME (EXPENSES)	-70	-109	-311	-35.8%	-77.5%

Classificação: Público

59

Statement of Results	4Q22	3Q22	4Q21	chg. %	chg. %
(R$ million)				4Q/3Q	4Q/4Q
Net Revenue	9,753	9,223	9,656	5.7%	1.0%
Operating Expenses	8,213	7,977	8,033	3.0%	2.2%
EBIT	1,541	1,246	1,623	23.7%	-5.1%
Equity gain (loss) in subsidiaries	74	247	-257	-70.0%	-128.8%
Result of Periodic Tariff Review and RBSE reprofiling	0	0	-2	-	-
Offsetting of hydrological risk costs	45	0	0	-	-
Result of business combination	-3	8	4	-137.5%	-
EBITDA	1,969	1,799	1,654	9.5%	19.1%
Financial Result	-70	-109	-311	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-180	-210	-96	-	-
Net profit for the period	**1,407**	**1,182**	**962**	**19.0%**	**46.3%**

Cash Flow Statement	2022	2021
(R$ million)		
Cash at beginning of period	**825**	**1,680**
Cash generated by operations	**6,613**	**3,683**
Net income for the period from going concern operations	1,407	962
Tributos compensáveis	190	1,668
Depreciation and amortization	1,182	1,049
CVA and other financial components	1,146	-2,131
Equity gain (loss) in subsidiaries	-843	-182

Classificação: Público

60

Provisions (reversals) for operational losses	433	375
Deferred income and social contribution taxes	-924	-211
Refund of PIS/Pasep and Cofins credits to consumers	-1,572	-1,317
Dividends receivable	811	714
Offsetting of hydrological risk costs	0	-1,032
Interest paid on loans and financings	-1,010	-1,590
Result of Periodic tariff review	0	0
Net gain on derivative instruments at fair value through profit or loss	567	1,560
Interest and monetary variation	338	353
Escrow deposits	30	-70
Others	4,858	3,535
Investment activity	**-3,206**	**1,371**
Securities - Financial Investment	199	2,048
Financial assets	51	1,367
Fixed and Intangible assets/distribution and gas infrastructure	-3,456	-2,044
Financing activities	**-2,791**	**-5,909**
Lease payments	-66	-69
Payments of loans and financings	-2,613	-4,437
Interest on Equity, and dividends	-2,093	-1,416
Proceeds from Loans, financings and debentures	1,981	13
Cash at end of period	**1,441**	**825**

Classificação: Público

61

BALANCE SHEETS - ASSETS (R$ million)	2022	2021
CURRENT		
Cash and cash equivalents	1,441	825
Marketable securities	1,745	1,724
Customers, traders, concession holders and Transport of energy	4,769	4,430
Concession financial assets	1,055	1,505
Concession contract assets	728	600
Tax offsetable	1,917	1,969
Income tax and Social Contribution tax recoverable	775	699
Dividends receivable	146	335
Public lighting contribution	207	233
Refund tariff subsidies	97	292
Other credits	584	337
TOTAL CURRENT	13,465	12,949
NON-CURRENT		
Securities	134	354
Consumers and traders	43	52
Tax offsetable	1,358	1,997
Income tax and Social Contribution tax recoverable	173	315
Deferred income tax and Social Contribution tax	3,120	2,465
Escrow deposits in legal actions	1,207	1,155
Derivative financial instruments – Swaps	703	1,219
Accounts receivable from the State of Minas Gerais	13	13
Financial assets of the concession	4,937	4,969
Contractual assets	5,976	5,780
Investments	5,106	5,106
Property, plant and equipment	2,409	2,419
Intangible assets	14,622	12,953
Leasing – rights of use	329	226
Other credits	76	72
TOTAL NON-CURRENT	40,206	39,097
TOTAL ASSETS	53,671	52,046

Classificação: Público

62

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY	2022	2021
(R$ million)		
CURRENT		
Suppliers	2,832	2,683
Regulatory charges	510	611
Profit sharing	105	137
Taxes	885	528
Income tax and Social Contribution tax	240	190
Interest on Equity, and dividends, payable	1,863	1,909
Loans and financings	955	1,465
Payroll and related charges	260	225
Public Lighting Contribution	312	357
Post-retirement liabilities	388	347
Sectoral financial liabilities of the concession	-	51
PIS/Pasep and Cofins taxes to be reimbursed to customers	1,155	704
Derivative financial instruments	91	6
Derivative financial instruments - options	672	636
Leasing operations	57	62
Other obligations	423	540
TOTAL CURRENT	**11,205**	**10,688**
NON-CURRENT		
Regulatory charges	65	205
Loans and financings	9,624	9,899
Income tax and Social Contribution tax	370	342

Classificação: Público

63

Deferred Income tax and Social Contribution tax	932	962
Provisions	2,029	1,889
Post-retirement liabilities	5,304	5,858
PASEP / COFINS to be returned to consumers	1,808	2,319
Leasing operations	297	182
Others	253	241
TOTAL NON-CURRENT	**20,682**	**21,896**
TOTAL LIABILITIES	**31,888**	**32,584**
TOTAL EQUITY		
Share capital	11,007	8,467
Capital reserves	2,250	2,250
Profit reserves	10,395	10,948
Equity valuation adjustments	-1,873	-2,208
Profit reserves	0	0
NON-CONTROLLING INTERESTS	**21,779**	**19,456**
Non-Controlling Interests	5	5
TOTAL EQUITY	**21,784**	**19,461**
TOTAL LIABILITIES AND EQUITY	53,671	52,046

Classificação: Público

64

Tables of adjustments

Consolidated	EBITDA		Profit	
R$ million	2022	2021	2022	2021
EBITDA as per CVM Instruction 156	**6,869**	**8,000**	**4,094**	**3,753**
Provision – Credits of PIS/Pasep/Cofins taxes on ICMS - VA	830	0	548	0
Financial asset– reimbursements receivable – written off	172	0	114	0
Tax provision for Anuênio case	136	0	90	0
Loss due to reduction to recoverable value	7	0	5	0
Net profit attributed to non-controlling stockholders	-2	-2	-1	-1
Result of business combination	-5	-4	-3	-3
Put option - SAAG	-35	0	-23	0
Gains on disposal of assets	-105	-109	-69	-72
Provision for client default – Methodology updated	-131	0	-86	0
Reversals of tax provisions - Social security	-136	0	-90	0
Negotiation use of distribution infrastructure	-145	0	-96	0
Gain from agreement between FIP Melbourne and AGPar	-161	0	-106	0
Reversal of Santo Antônio provision	-162	0	-107	0
Adjustment for impairment of investments (Santo Antônio)	0	204	0	204
Loss due to reduction to recoverable value	0	51	0	34
Reversals of tax provisions	0	-89	0	-59
Trading revenue – advances on execution	0	-148	0	-132
Result of Transmission Tariff Review	0	-215	0	-142
Write-down of post-retirement life insurance obligation	0	-415	0	-274
Gains on renegotiation of hydrological risk	0	-1,340	0	-989
MVE (Excess Supply Sale Mechanism)	-204	0	-144	0
FX exposure – Eurobond hedge	0	0	97	913
Adjusted EBITDA / Profit	**6,928**	**5,933**	**4,221**	**3,232**

Classificação: Público

65

Consolidated	EBITDA		Profit	
R$ million	4Q22	4Q21	4Q22	4Q21
EBITDA as per CVM Instruction 156	**1,969**	**1,654**	**1,406**	**963**
MVE (Excess Supply Sale Mechanism)	-204	0	-144	0
Net profit attributed to non-controlling stockholders	-1	-1	-1	-1
Result of business combination	-5	-4	-3	-3
Gain from agreement between FIP Melbourne and AGPar	-28	0	-19	0
Loss due to reduction to recoverable value	-30	51	-20	34
Gains on disposal of assets	-44	0	-29	0
Adjustment for impairment of investments (Santo Antônio)	0	204	0	204
Reversals of tax provisions - Social security	0	89	0	59
Result of Transmission Tariff Review	0	2	0	1
Reversals of tax provisions	0	-89	0	-59
Write-down of post-retirement life insurance obligation	0	-415	0	-274
Tax provision for Anuênio case	2	0	1	0
FX exposure – Eurobond hedge	0	0	12	67
Adjusted EBITDA / Profit	**1,658**	**1,492**	**1,204**	**992**

	EBITDA		Profit	
Cemig D - R$ million	4Q22	4Q21	4Q22	4Q21
EBITDA as per CVM Instruction 156	**798**	**988**	**460**	**561**
Write-down of post-retirement life insurance obligation	0	-309	0	-204
Tax provision for Anuênio case	2	0	1	0
MVE (Excess Supply Sale Mechanism)	-204	0	-144	
Adjusted EBITDA / Profit	**596**	**679**	**318**	**357**

Classificação: Público

66

Cemig GT - R$ million	EBITDA 4Q22	EBITDA 4Q21	Profit 4Q22	Profit 4Q21
EBITDA as per CVM Instruction 156	**700**	**298**	**430**	**-51**
Result of Transmission Tariff Review	0	2	0	1
Gain from agreement between FIP Melbourne and AGPar	-28	0	-19	0
Loss due to reduction to recoverable value	-30	51	-20	34
Adjustment for impairment of investments (Santo Antônio)	0	204	0	204
Write-down of post-retirement life insurance obligation	0	-91	0	-60
FX exposure – Eurobond hedge	0	0	12	67
Adjusted EBITDA / Profit	**642**	**464**	**404**	**195**

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

Classificação: Público

67

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section *Risk Factors* included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Classificação: Público

68

In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

Investor Relations
Tel: +55 31 3506-5024
ri@cemig.com.br
http:/ri.cemig.com.br

Classificação: Público

69

3.	Notice to the Market - Cemig 4Q 2022 Results – Presentation.

70

28th Cemig Investor's Meeting

THE BEST OF MINAS GERAIS TO YOU

A business meeting on leadership,
with strategic discussions, networking opportunities,
and a lot of updates on "Minas Gerais"

CEMIG 70 ANOS

1

71

72

Disclaimer

3

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on *Risk Factors* included in the *Reference Form* filed with the Brazilian Securities Commission (CVM) – and in the *20-F Form* filed with the U.S. Securities and Exchange Commission (SEC).

In this material, financial amounts are in **R$ million** (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

2023 – 28th Cemig Investor's Meeting

73

FOCUS ON MINAS
4

STRATEGY

INVESTMENTS **FOCUSED ON MINAS** GERAIS, SEEKING **MAXIMIZATION OF RESULTS** THROUGH **SUSTAINABLE MANAGEMENT**

CEMIG

2023 – 28th Cemig Investor's Meeting

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5
CEMIG 70 ANOS

New approach to capital allocation

2009-2018
Investments outside Minas

- **Investment outside Minas**
  R$ 34.1 billion* in minority stockholdings, without control, and without adequate return.
- **Low investment in the regulated businesses** –
  averaging **1.0 billion/year**
  (in 2014-2019)

2019 – 2022
Investing efficiently

- **Divestments –**
  recovering cash of R$ 6.5 billion*
- **Investments in Minas**
  R$ 2.76 billion/year
  (7x more than in 2009–18)
- **Market valuation R$ 28.2 billion**
  At Dec. 2022:
  Up 180% from September 2018,
  - 2.2x appreciation of the IEE index,
  - 5.8x appreciation of the Ibovespa)

* Updated by IPCA+6% (Dec/22): dividends received, asset disposals and valuation

2023 – 28th Cemig Investor's Meeting

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6

CEMIG 70 ANOS

Greater financial health, and efficiency

2009 – 2018
Deterioration and indebtedness

- **Inappropriate level of leverage**, with Net debt / Ebitda reaching 5x
- **R$ 4.9 billion*** in expenses exceeding the regulatory limit;

  R$ 2.8 billion** in energy losses
- **Inappropriate** debt profile, with pressure on cash in short and medium term

2019 – 2022
Return of economic equilibrium

- **Leverage** returned to **appropriate levels;** rating agencies recognize ou credit quality **(AA+)**
- Operational **expenses within the regulatory limit, and energy losses below the regulatory limit,** in the last **2 years**

  First time ever
-
  - **Record Ebitda of R$ 8 bn*** in 2021
  - lower leverage, of **0.99x** in 2022,
  - – creating space to support growth

* Historic values ** Based on tariff approved in 2022

2023 – 28th Cemig Investor's Meeting

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7

CEMIG 70 ANOS

Stock price appreciation + dividends

2015 – Oct. 2018

- TSR: –25.6%
  –4.3 billion
- Market value:
  R$ 9.9 billion
- Dividends paid
  R$ 2.5 billion

Oct. 2018 – 2022

- TSR: +235.4%
  +R$ 23.5 billion
- Market value:
  R$ 28.2 billion
- Dividends paid
  R$ 5.27 billion

2023 – 28th Cemig Investor's Meeting

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78

9

CEMIG 70 ANOS

"EXECUTION OF LARGEST INVESTMENT PROGRAM IN CEMIG'S HISTORY ENSURES MODERNIZATION AND RELIABILITY OF CEMIG'S ELECTRICITY SYSTEM"

3.3 X
1,094
954
1,235
1,640
2,123
3,568
2017
2018
2019
2020
2021
2022

DISTRIBUTION
R$ 2,923 mn
Investments in maintenance and modernization of the electricity system

GENERATION
R$ 137 mn
Expansion and modernization of generation

TRANSMISSION
R$ 339 mn
Strengthening and upgrading – with increase in RAP

CEMIG SIM
R$ 82mn
Infrastructure

GASMIG
R$ 53 mn
Infrastructure

2023 – 28th Cemig Investor's Meeting

79

EXECUTION OF THE STRATEGIC PLAN
10

Structural **investments**, with strong focus on **modernization and digitization** of assets, resulting in improved electricity supply **quality**, and **efficiency** of operational processes

CEMIG
"Focus and Win!"
2021–2025

Cemig Strategic Plan, 2021–2025

R$ **22.5** Billion

Capex contracted

R$ **18.2** Billion (81%)

Amount executed, 2021–2022

R$ **5.7** Billion (25%)

ACCELERATING
CEMIG'S
TRANSFORMATION

2023 – 28th Cemig Investor's Meeting

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11

CEMIG 70 ANOS

Largest investment plan in Cemig's history – underlines the strategy: "**FOCUS AND WIN!**"

Focus on Minas Gerais – in power generation, transmission and distribution, providing **excellent service to the client**, with **safety and maximum efficiency**, through **sustainable management based on results**, while making the largest **investments in the company's history**.

Investments of R$ 42.1 bn in 2023–2027

Regulated sectors – networks with monopoly

- R$ 18.4 bn **in Distribution**
- R$ 3.5 bn **in Transmission**
- R$ 2.3 bn **in natural gas**

Free markets – competitive environments

- R$ 13.4 bn **in generation**
- R$ 1.4 bn **in innovation/IT**
- R$ 3.2 bn **in distributed generation**

2023 – 28th Cemig Investor's Meeting

81

DISINVESTIMENT, SIMPLIFICATION OF STOCKHOLDING STRUCTURE

12

R$ 2.1 billion cash inflow from disinvestments since 2019

R$ 1.9 billion of cash injections avoided (in the investees divested)

R$ 1.1 billion in tax credits

Stockholding interests – after disposals
(number of investee companies)

191
114
55
Jan. 2019
Feb. 2023
2023+

Advantages gained
(obligations reduced)

- Guarantees reduced
- PPA released
- Cash preserved (no cash injections)

Disposals completed: Light, Renova, Santo Antônio, Ativas, Axxiom

2023 – 28th Cemig Investor's Meeting

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GASMIG Grupo Cemig

ACTION FOR 2023 –2027

13

CEMIG 70 ANOS

- Serve **2 more meso-regions** of Minas Gerais
- Expand use of the **existing gas pipelines**
- Add **86,000 new clients**
- Build **917 km of network**
- Invest **R$ 1.8 bilion** in the gas distribution system
- **Diversify suppliers of gas** through **public tenders**
- Study use of **Biomethane in distribution**

“ **Strengthen** Gasmig's presence in **Minas Gerais** State ”

CENTER-WEST PROJECT

- **300 km** of network to be built
- **Investment of R$ 780 mn**
- **24 months of works from 2023**

EXTREMA PROJECT – POUSO ALEGRE

- **Connection** to transport pipeline
- 130 km of network to be built
- **Investment of R$ 780 mn**
- Works **from 2025**

2023 – 28th Cemig Investor's Meeting

83

CEMIG SIM
14
CEMIG 70 ANOS

CEMIG SIM REC 100% ENERGIA SOLAR

INVESTMENTS

- From 2019 to 2022 **R$ 175 mm** was invested in **buying assets**, and **R$ 70 mn in closing transactions** for new photovoltaic plants
- **R$ 640 mm** injected in **2023** for investments in expansion of the asset portfolio
- These new investments will **add 125 MWp** of supply to clients, **doubling the company's operational capacity**
- Target: **R$ 3.2 bn** by 2027, adding **540MWp**
- Average **real return** between **11% and 14%.**

Manga
Mato Verde
Janaúba
Porteirinha
Japonvar
Mirabela
Bonfinópolis
Montes Claros
Brasilândia
Lagoa Grande
Diamantina
Corinto
Monte Carmelo
Jequitiba
Patrocínio
Serra do Salitre
Prudente de Morais
São Gonçalo do Pará
Caeté
Passos
Pains
Boa Esperança
Barbacena
Lavras
São Gonçalo do Sapucaí
Borda da Mata
KEY:
EXISTING ASSETS
ASSETS OUT TO TENDER
ASSETS IN DEVELOPMENT

2023 – 28th Cemig Investor's Meeting

84

COMMITMENT TO OPERATIONAL EFFICIENCY

15

We continue to be **within** the regulatory parameters, ensuring **total coverage** of our **operational expenses**

- 2022 **opex** of Cemig D was **R$ 199 million below** the regulatory level
- **Ebitda** was **R$ 60 million above** the regulatory level

EBITDA

R$ 913
47.6%
1,744
1,960
2,277
2,396
2,573
2,575
831
1,534
2,133
2,291
3,047
2,635
2017
2018
2019
2020
2021
2022
Regulatory
Realized
R$ 60 million
2.3%

OPEX

R$ 318
113.4%
2,696
2,810
3,100
2,927
2,715
3,651
2,378
2,624
2,892
2,941
3,163
3,850
2017
2018
2019
2020
2021
2022
Regulatory
Realized
R$ 199 million
94.8%

2023 – 28th Cemig Investor's Meeting

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16

Cemig reaffirms its **commitment** to sustainability through practices of **environmental conservation**, **social responsibility** and **corporate governance**

ENVIRONMENTAL PRACTICES

Proactive implementation of best environmental practices

ESG

SOCIAL WELLBEING

Action to enable social development through directed initiatives

CORPORATE GOVERNANCE

Corporate governance model led by transparency and equity

2023 – 28th Cemig Investor's Meeting

86

AN WAY OF DOING BUSINESS
17
CEMIG 70 ANOS

Consolidation of a **progressive organizational culture**, creating a **secure**, **meritocratic**, **diverse** and **inclusive environment**, enabling **sustainable enterprise results**

CULTURE THAT
VALUES THE CLIENT

Client satisfaction as principal factor directing the organization's culture

CULTURE OF
EXCELLENCE

Inspirational leadership, high-performance teams, meritocracy and excellent results

2023 – 28th Cemig Investor's Meeting

87

18

Talents

86%
14%
Internal
External

Company Atmosphere Survey – Overall approval

2020
66%
2021
64%
2022
75%

- Management decision: **up to 40%** of leadership positions can now be offered to talents in the market
- Opportunity to combine the vast experience of the **'family silver'** with **best talents from the market**

- Highlights of the approval ratings:
  - **Overall satisfaction (86%),**
  - **Diversity (82%)**
  - **Opportunity for growth (64%)**

2023 – 28th Cemig Investor's Meeting

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19

LOW INCOME TARIFF

- **1,187,000** families benefited
- Number of beneficiaries increased by **more than 100%** from 2018 to 2022
- Inclusion of a total population equal to that of Belo Horizonte
- Families inscribed **save** an average of **R$ 56.00** per month* on their energy bills

ENERGIA LEGAL program

- **Regularize** supply in **poor communities**
- **Greater safety for the population**
  – lower non-technical losses
  – increased quality of supply
- **240,000 families** benefited by 2027, for investment of **~R$ 1 billion**

MINAS LED program

- **490 municipalities** participating
- More than **120,000 public lighting points** will be replaced
- Investment of **R$ 103 million**

* Based on average ticket for Cemig low-voltage supply – 132 kWh (R$ 103.88).

19

2023 – 28th Cemig Investor's Meeting

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20

- **B3 SUSTAINABILITY INDEX – 2022**

- **DOW JONES INDEX** — IN THE DOW JONES INDEX FOR THE LAST 23 YEARS

– the only non-European company in the index

- **AMBITION NET ZERO** — INVESTMENTS IN CLEAN GENERATION; DE-ACTIVATION OF CEMIG'S ONLY THERMAL PLANT IN 2029

- **GREEN BONDS** — FIRST-EVER ISSUE IN CEMIG'S HISTORY OF DEBT SECURED ON SUSTAINABLE PROJECTS

2023 – 28th Cemig Investor's Meeting

90

RECENT ESG ACTION

21

CEMIG 70 ANOS

CLEAN200™

“TOP-RANKED BRAZILIAN COMPANY IN CARBON CLEAN200™”

Annual Global ranking of the **200 listed companies** that **led initiatives** for transition solutions – for a **CLEAN ENERGY FUTURE**

CONSERVATION AND REFORESTATION OF ATLANTIC FOREST AND CERRADO TO RESTORE LOCAL LANDSCAPE AND BENEFIT BIODIVERSITY

Planting of more than **1 million saplings** In the next 5 years

Maintenance of **1200 hectares** (equivalent to 1,200 soccer fields)

Investment of More than **R$ 107 million** in **2022**

In line with the **Global Biodiversity Framework** and **SDG15**

2023 – 28th Cemig Investor's Meeting

21

91

RECENT ESG ACTION

CEMIG 70 ANOS

THE ***ENERGIA LEGAL*** ('LEGAL ENERGY') PROGRAM TO REGULARIZE ELECTRICITY SUPPLY TO **240,000 FAMILIES** IN LOW INCOME COMMUNITIES BY 2027, WITH FOCUS ON **CITIZENSHIP AND SOCIAL RESPONSIBILITY**

- ✓ Prevention of accidents
- ✓ Improvement of quality in supply of energy
- ✓ Less overload on lines, less burnout of equipment
- ✓ Mitigation of impacts on the environment
- ✓ Less waste in energy consumption
- ✓ Less losses for the distributor, society and Minas Gerais state

97%

2%

1%

CEMIG SIM REC 100% ENERGIA SOLAR

2023 – 28th Cemig Investor's Meeting
22

92

93

COMPLYING WITH COMMITMENTS ASSUMED

24

ACHIEVED

- ✓ **Opex below** regulatory limit (annual basis)
- ✓ **Non-technical losses –** below regulatory level
- ✓ **DEC** outage indicator within regulatory limit
- ✓ **Bonds** liability management
- ✓ Strengthening of **Cemig D's Investment Program**

IN PROGRESS

- ✓ **Divestment** of **non-strategic** assets
- ✓ **Restructuring** of post-retirement benefit plans
- ✓ **Digital transformation** and investment in technology
- ✓ Investment in **renewable generation sources** (wind, solar)

FUTURE CHALLENGES AND OPPORTUNITIES

- ✓ **Renewals** of concessions
- ✓ Growth in **retail electricity sales**

2023 – 28th Cemig Investor's Meeting

94

ANALYSIS OF THE RESULTS 2022

Leonardo George de Magalhães - CFO

95

26

DISCLAIMER

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on *Risk Factors* included in the *Reference Form* filed with the Brazilian Securities Commission (CVM) – and in the *20-F Form* filed with the U.S. Securities and Exchange Commission (SEC).

In this material, financial amounts are in **R$ million** (R$ mn) unless otherwise stated. Financial data reflect the adoption of **IFRS.**

96

MAIN FACTORS IN RESULTS

27

CEMIG H

~30% of **Trading contracts** transferred from **Cemig GT** to **Cemig H**.

Outsourced-supplier energy contracts transferred in 2022

Ebitda in 4Q22: R$269 mn
Ebitda in 2022: R$721 mn

97

MAIN FACTORS IN RESULTS

FACTORS IN RESULTS

28

CEMIG D

Operational efficiency and **investments** translate into robust results in 2022

Ebitda: R$2.6 bn (down 0.5% YoY)

Net Profit: R$1.5 bn (up 3.9% YoY – adjusted basis)

We reached an important milestone – Cemig now serves

9 million consumers

Cemig's quality indicators demonstrate our commitment to service:

DEC: 9.48h

FEC: 4.58

*DEC: average outage duration (hours)
FEC: average outage frequency (times/year)

28

98

MAIN FACTORS IN RESULTS

29

CEMIG GT

Strong results indicate assertiveness in decision-making

(up 36.6% YoY)
(up 160.6% – adjusted basis)

FX exposure reduced by **U$244 mn**

Rating agencies recognize improved risk perception

Our FX exposure is now **U$756mn**, close to half the **U$1.5bn** contracted in 2017/2018

29

99

CEMIG´S CONSOLIDATED 2022 RESULTS

30

Ebitda
-14.1%
+16.8%
6,928
2021 IFRS
2022 IFRS
2021 Recurring
2022 Recurring

Net Profit
+9.1%
+30.6%
3,232
4,221
2021 IFRS
2022 IFRS
2021 Recurring
2022 Recurring

	EBITDA		PROFIT	
R$ mn	2021	2022	2021	2022
IFRS	**8,000**	**6,869**	**3,753**	**4,094**
Provision – Credits of PIS/Pasep/Cofins taxes on ICMS - VA	-	830	-	548
MVE (Excess Supply Sale Mechanism)	-	-204	-	-144
Gains on renegotiation of hydrological risk	-1,340	-	-989	-
Other adjustments	-727	-567	-445	-374
FX exposure – Eurobond hedge	-	-	913	97
RECURRING	**5,933**	**6,928**	**3,232**	**4,221**

CEMIG H

Transfer of third-party contracts to Cemig H.

EBITDA

R$721 mn

Net Profit

R$476 mn

100

CEMIG´S CONSOLIDATED RESULTS FOR 4Q22

31

Ebitda
+19.0%
+11.1%
1,65
4
1,96
9
1,658
4T21 IFRS
4T22 IFRS
4T21
Recurring
4T22
Recurring
Net Profit
+46.0%
+21.4%
963
1,406
992
1,204
4T21 IFRS
4T22 IFRS
4T21
Recurring
4T22
Recurring

	EBITDA		PROFIT	
R$ mn	4Q21	4Q22	4Q21	4Q22
IFRS	**1,654**	**1,969**	**963**	**1,406**
MVE (Excess Supply Sale Mechanism)	-	-204	-	-144
Write-down of post-retirement life insurance obligation	-415	-	-274	-
Other adjustments	253	-106	236	-70
FX exposure – Eurobond hedge	-	-	67	12
RECURRING	**1,492**	**1,658**	**992**	**1,204**

CEMIG H

Transfer of third-party contracts to Cemig H.

EBITDA

R$269 mn

Net Profit

R$177 mn

101

CONSOLIDATED 2022 OPERATIONAL COST AND EXPENSES

32

28,236
29,675
3,327
4,308
24,909
25,367
2021
2022

PMSO costs – 2021 and 2022

+17.2%

3,327
415
3,742
196
112
52
54
255
1
VALOR
2021
Life Insurance
2021 Ajustado
Post retirement
Personnel
Profit sharing
Materials
Outsourced services
Other
2022

Increase in personnel expenses due to:

- 11.8% **salary adjustment** of 2021
- **PDVP** Voluntary Retirement Plan (cost R$ 78 million)

Cost of outsourced services 17.7% higher than in 2021

Greater investment in service quality:

- maintenance and conservation of equipment
- communication with clients
- increase in number of collection agents

102

CONSOLIDATED CASH FLOW

33

7,038
1,146
1,571
2,613
2,094
1,981
66
3,405
2,903
3,319
Cash + securities 2021
Cash generated
CVA
Tax credits reimbursed to consummers
Payments of loans, financing and debentures
Dividends & Interest on Equity
Loans
Other
Investment activity
Cash + securities

ROBUST CASH GENERATION

– SUSTAINS EXECUTION OF INVESTMENT PLAN

– ENSURES FUTURE LIQUIDITY

103

CONSOLIDATED DEBT PROFILE

34

Maturities timetable

Average Term 3.2 years

Net debt (Debt – Cash and Securities): **R$7.3 Bn**
Total net debt (Net debt – *Hedge*): **R$6.6 Bn**

3,319
955
4,597
1,558
1,273
855
1,340
Cash +Securities
2023
2024
2025
2026
2027
After 2028

MAIN INDEX

44%
19%
37%
Dollar
IPCA
CDI

RATINGS

AA+	AA+	AA
FitchRatings	Moody's	S&P Global Ratings

Hedge of debt in USD: Within FX variation band – converted to **% of Brazilian CDI rate.**

34

104

CONSOLIDATED DEBT PROFILE

35

DEBT COST (%)

9.67
7.33
5.30
14.13
15.27
6.13
3.18
1.79
3.72
8.96
2018
2019
2020
2021
2022
Real
Nominal

LEVERAGE (%)

Total net debt
Ebitda adj
3.24
2.70
1.28
1.22
0.96
Total net debt
Equity + total net debt
42.8
43.9
26.3
27.1
24.0
2018
2019
2020
2021
2022

Lower **FX exposure** and **robust cash generation** keep **leverage** close to 1X

Results maintain market optimism on Cemig's financial solidity

105

CEMIG D 4T22 RESULTS

36

EBITDA

19.2%
IFRS
4Q22
Recurring

NET PROFIT

-18.0%
-11.2%
561
460
358
318
4Q21 IFRS
4Q21
Recurring
4Q22
Recurring

	EBITDA		Net Profit	
R$ mn	**4Q21**	**4Q22**	**4Q21**	**4Q22**
IFRS	**988**	**798**	**561**	**460**
Write-down of post-retirement life insurance obligation	-309	-	-204	-
MVE (Excess Supply Sale Mechanism)	-	-204	-	-144
Other adjustments	-	3	-	2
RECURRING	**680**	**597**	**358**	**318**

"Excess Supply Sale Mechanism(MVE) guarantees extraordinary revenue for the distributor and contributes to the tariff modicity"

106

CEMIG D – POWER MARKET

37

CEMIG D: BILLED MARKET + TRANSMISSION (GWh)

+1.4%
5,677
+2.2%
5,804
6,013
+0.6%
6,047
4Q21
4Q22
Transported Energy
Final Consumer

67
867
894
1,496
5,579
2,787
74
877
765
1,640
5,593
2,901
4Q21
4Q22
Disco
+10.4%
Other
+1.2%
-14.4%
Commercial
+9.6%
Industrial
+0.3%
Residential
+4.1%

Lower consumption by Rural consumers reflects reclassification of clients to Commercial, (required by Aneel Normative Resolution 901/2020)

Distributed Generation Energy injected

+59.6%
560
894
4Q21
4Q22

6.4% of the total energy consumed in Cemig D's concession area

Volume of energy distributed **1.4%** higher
– even with strong migration of captive clients to Distributed Generation

37

107

CEMIG D – OPERATIONAL EFFICIENCY

38

OPEX R$mn
3,850
1,073
421
115
268
16
54
3,651
5.2%
Post-...
Finesl...
Provisions
Default...
Terminatio...
Opex...

EBITDA R$mn
2,575
199
139
2,635
830
424
2,229
2.3%
Regulatory Ebitda
OPEX
Adjustments
Ebitda Gerencial
PIS/COFINS adjustments
Other adjustment
Ebitda Realized

Keeping within regulatory limits – 100% coverage of total operational expenses.

- 2022 Opex: **R$ 199 million** below the regulatory maximum
- 2022 Ebitda: **R$ 60 million** above the regulatory minimum

38

108

39

CEMIG GT 4T22 RESULTS

Ebitda

298
642
IFRS
4Q22
Recurring
Recurring

Net Profit

+107,2%
-51
430
195
404
4Q21 IFRS
4Q22 IFRS
4Q21
Recurring
4Q22
Recurring

	EBITDA		PROFIT	
R$ mn	4Q21	4Q22	4Q21	4Q22
IFRS	**298**	**700**	**-51**	**430**
Gain from agreement between FIP Melbourne and AGPar	-	-28	-	-19
Adjustment for impairment of investments (Santo Antônio)	204	-	204	-
FX exposure – Eurobond hedge	-	-	67	12
Other adjustments	-38	-30	-25	-19
RECURRING	**464**	**642**	**195**	**404**

CEMIG GT

Transfer of third-party contracts to Cemig H.

EBITDA

R$269 mn

NET PROFIT

R$177 mn

39

109

GASMIG - SOLID AND CONSISTENT RESULTS

40

Ebitda up **14.1%** in 2022, in spite of volume sold to final consumers **27.1%** lower

EBITDA
777
2021
2022
NET PROFIT
+32,2%
360
476
2021
2022

2,8 million m³ Average volume per day

SEGMENTS SERVED | % VOLUME M3

87.4% Industrial	**3.8%** Thermal plants
2.3% Commercial	**4.1%** Vehicle natural gas
1.1% Residential	**1.3%** Other

Natural gas volumes sold | million m³
1,105
946
1,387
1,011
2018
2019
2021
2022

110

SHAREHOLDER REMUNERATION

41

Shareholder compensation among the highest in the sector

Our dividend policy, **payout de 50%,** provides adequate remuneration to our shareholders and allows us to execute our **Investment Plan**

Dividends	Interest on Capital	Yield
R$249 mn	R$1,984 mn	12.2%
		Dividends declared in 2022

Total de Proventos

R$2,233 mn

The Board of Directors resolved to submit to the Annual General Meeting ("AGO") to be held in April 2023, the following proposal for allocation of net income for 2022.

For more details about record date, ex-dividend date, values per share, visit the IR website DIVIDENDS - CEMIG RI

111

Investors Relations

Tel +55 31 3506-5024
ri@cemig.com.br
http:/ri.cemig.com.br

IBRX100 B3 IEE B3 ISE B3 ICO2 B3

112

4.	Notice to Shareholders dated March 22, 2023 - Interest on Capital.

113

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross amount: R$424,226,000.00 (four hundred and twenty-four million, two hundred and twenty-six thousand reais)

2.	Gross amount per share: R$0.19278403644 per share, to be paid with the mandatory minimum dividend for 2023, with a 15% withholding income tax, except for shareholders exempt from said withholding, under the law in force;

3.	Date “with rights”: shareholders of record on March 27, 2023, who hold common and preferred shares, will be entitled to the payment;

4.	“Ex-rights” date: March 28, 2023;

5.	Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2024, and the second by December 30, 2024.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update.

Belo Horizonte/MG - March 22, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

114

5.	Material Announcement dated March 27, 2023 – CEMIG discloses investment projections for the 2023 – 2027 period.

115

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

MATERIAL FACT

Cemig discloses investment projections for the 2023-2027 period

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo,
New York, and Madrid, pursuant to CVM Resolution 44/2021, of August 23, 2021, hereby announces its investment projections for the 2023-2027 period, in the amount of
R$42.2 billion, as detailed below, to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general.

Description	Planned (R$ billion)
Distribution	18.4
Generation	13.4
Transmission	3.5
Distributed Generation	3.2
Natural Gas	2.3
Innovation/IT	1.4
Total	42.2

It is important to emphasize that the investments are based on the assumption that they will create value for shareholders and that return rates will be higher than the cost of capital, ensuring the sustainability of the Company’s business.

CEMIG reiterates its commitment to focusing on the state of Minas Gerais, mainly engaging in the generation, transmission and distribution of energy, providing excellent services for customers, with safety and maximum efficiency, through sustainable and results-oriented management, making the greatest investment in the Company’s history.

The Company also emphasizes that the projections disclosed herein are mere estimates and do not constitute a promise of performance. The projections presented herein may change as they involve various factors – including of a market nature – that are beyond the Company’s control.

Belo Horizonte/MG - March 27, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

116

6.	Material Announcement dated February 17, 2023 - Cemig informs ANEEL its interest in extending the concession of the Sá Carvalho UHE.

117

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, under CVM Resolution 44/2021, of August 23, 2021, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and the wholly-owned subsidiary of CEMIG, to ensure its right to request a new concession award, under articles 26, 27, 28, and 30 of Federal Law 9.074/1995, and complying with the advance period regulated in article 1 of Federal Decree 9,271/2018, filed, on February 17, 2023, its “Interest” in the extension of the concession of the Sa Carvalho HPP, through the “Transfer of Shareholding Control” to its wholly-owned subsidiary Sa Carvalho S.A.

The Sá Carvalho HPP has an installed power of 78 MW and the energy it generates aims at public services, according to Concession Agreement 01/2004, whose final maturity is August 27, 2026.

Cemig GT reiterates that the only purpose of such Interest is to ensure its right in a possible extension of Concession Agreement 01/2004, for up to 30 (thirty) years, at the discretion of the granting authority, after the required Transfer of Shareholding Control, under the legislation in force, which still has assumptions pending definition by the Ministry of Mines and Energy (MME).

Any decision on the matter will only occur after the MME has disclosed all the conditions for the extension of the concession, which shall be submitted for resolution of the Company’s governance bodies in due course.

The Company also emphasizes that such Interest will not suspend the analysis of legal alternatives in progress for the extension of the current concession.

Belo Horizonte, February 17, 2023.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer